                                                Filed pursuant to Rule 424(b)(4)
                                                Registration No. 333-20125

PROSPECTUS

                                4,700,000 SHARES

                                  [AGCO LOGO]

                                AGCO CORPORATION
                                  COMMON STOCK
                            ------------------------
     Of the 4,700,000 shares of Common Stock offered hereby, 4,500,000 shares are being offered by AGCO Corporation ("AGCO" or the "Company") and 200,000 shares are being offered by a stockholder of the Company (the "Selling Stockholder"). The Company will not receive any of the net proceeds from the sale of shares by the Selling Stockholder.

     Of the 4,700,000 shares being offered hereby, 3,760,000 are being offered for sale initially in the United States and Canada by the U.S. Underwriters and 940,000 are being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers. The initial offering price and the underwriting discount per share will be identical for both offerings. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "AG." On March 3, 1997, the last reported sale price of the Common Stock on the NYSE was $28 7/8. See "Price Range of Common Stock and Dividend History."
                            ------------------------
   SEE "RISK FACTORS" BEGINNING ON PAGE 8, FOR A DISCUSSION OF RISK FACTORS
THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                         PRICE TO         UNDERWRITING         PROCEEDS TO         PROCEEDS TO
                                          PUBLIC           DISCOUNT(1)         COMPANY(2)      SELLING STOCKHOLDER
------------------------------------------------------------------------------------------------------------------
Per share.........................        $28.50              $1.21              $27.29              $27.29
------------------------------------------------------------------------------------------------------------------
Total(3)..........................     $133,950,000        $5,687,000         $122,805,000         $5,458,000
==================================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated to be $450,000.
(3) The Company has granted the U.S. Underwriters and the International Managers 30-day options to purchase up to an additional 540,000 shares and 135,000 shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $153,187,500, $6,503,750 and $141,225,750, respectively. See "Underwriting."
                            ------------------------
     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or about March 7, 1997.
                            ------------------------
MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                                            MORGAN STANLEY & CO.
                                                                INCORPORATED
                            ------------------------
                 The date of this Prospectus is March 3, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed descriptions and the financial information and statements appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, (i) the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised, (ii) all references in this Prospectus to "AGCO" or the "Company" include the Company's subsidiaries and its predecessors and (iii) all dollar ($) amounts are in U.S. dollars. The offering of 3,760,000 shares of common stock of the Company, par value $.01 per share (the "Common Stock")in the United States and Canada (the "U.S. Offering") and the offering of 940,000 shares of Common Stock outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offering."

                                  THE COMPANY

     AGCO is a leading manufacturer and distributor of agricultural equipment throughout the world. The Company sells a full range of agricultural equipment and related replacement parts, including tractors, combines, hay tools and forage equipment and implements. The Company's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: Massey Ferguson(R), AGCO(R) Allis, GLEANER(R), Hesston(R), White, SAME, Landini, White-New(R) Idea, Black Machine, AGCOSTAR(TM), Glencoe(R), Tye(R), Farmhand(R), Maxion, IDEAL, PMI, Deutz and Fendt. The Company distributes its products through a combination of over 7,500 independent dealers, wholly-owned distribution companies, associates and licensees. In addition, the Company provides retail financing in North America, the United Kingdom, France and Germany through its finance joint ventures with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" ("Rabobank").

     For the year ended December 31, 1996, the Company's revenues were approximately $2.3 billion, of which $1.5 billion, or 63%, were outside of North America. For the period from 1992 to 1996, the Company's revenues increased at a compound annual growth rate of 65%. This growth in revenues has resulted primarily from the Company's ability to increase penetration of its existing markets and through acquisitions. The Company has increased penetration in its existing markets primarily through expanding and strengthening its independent dealer network, selling complementary non-tractor products, expanding its replacement parts business and introducing new products to meet the growing needs of its customers. For example, the Company has been able to increase sales, as well as dealer focus on its products, by establishing crossover contracts within its North American dealer network. In a crossover contract, an existing dealer carrying one of the Company's brands contracts to sell an additional AGCO brand. Since January 1992, the Company has signed over 2,200 new dealer contracts, the majority of which represent crossover contracts. Additionally, approximately 1,750 of the Company's approximately 2,800 dealers in North America carry two or more AGCO brands. Furthermore, the Company has introduced a number of product improvements including the redesigned Massey Ferguson high horsepower 6100/8100 Series tractors, an 18-speed powershift transmission for the higher horsepower AGCO Allis 9600 Series and the White 6100 Series tractors, and water-cooled engines for the GLEANER combine. The Company continues to invest in new product technology and innovation in order to remain competitive in the market.

     THE LEGEND ON THE FACING PAGE APPLIES PRIOR TO MARCH 4, 1997. ON OR AFTER MARCH 4, 1997 THE FOLLOWING APPLIES:

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The Company has also grown through a series of 14 acquisitions for consideration aggregating approximately $1,222.7 million. These acquisitions have allowed the Company to broaden its product line, expand its dealer network and establish strong market positions in several new markets throughout North America, South America, Western Europe and the rest of the world. The Company has achieved significant cost savings and efficiencies from its acquisitions by eliminating duplicative administrative, sales and marketing functions, rationalizing its dealer network, increasing manufacturing capacity utilization and expanding its ability to source certain products and components from third party manufacturers.

     The Company's primary business objective is to achieve profitable growth. The Company's strategic plan is based on internal growth for its existing business and strategic acquisitions which provide an opportunity to provide returns in excess of the Company's cost of capital. Key elements of the Company's business strategy are: (i) expanding and strengthening the Company's worldwide organization of independent dealers and distributors; (ii) marketing multiple brands through multiple dealer networks; (iii) selling complementary non-tractor products through its international distribution channel; (iv) introducing competitive new products in all markets which meet the needs of customers and provide reasonable margins; (v) expanding the international replacement parts business; (vi) focusing on increasing margins through controlling product costs and operating expenses; and (vii) pursuing strategic acquisitions focusing on new products and distribution in new markets.

     The Company was incorporated in Delaware in April 1991. The Company's executive offices are located at 4830 River Green Parkway, Duluth, Georgia 30136, and its telephone number is (770) 813-9200.

                              RECENT DEVELOPMENTS

     Fendt Acquisition. On January 20, 1997, the Company acquired the operations of Xaver Fendt GmbH & Co. KG ("Fendt") for approximately $283.5 million plus approximately $38.0 million of assumed working capital debt (the "Fendt Acquisition"). Fendt, which had 1995 sales of approximately $580.0 million, manufactures and sells tractors ranging from 45 to 260 horsepower through a network of independent agricultural cooperatives and dealers in Germany and a network of 250 dealers throughout Europe. With this acquisition, AGCO has the number one market share in Germany and the number two market share in France, two of Europe's largest agricultural equipment markets.

     Deutz Argentina Acquisition. On December 27, 1996, the Company acquired the operations of Deutz Argentina S.A. ("Deutz Argentina") for approximately $62.5 million (the "Deutz Argentina Acquisition"). Deutz Argentina, with 1995 sales of approximately $109.0 million, supplies agricultural equipment, engines and trucks to Argentina and other markets in South America. Deutz Argentina distributes a broad range of tractor models in Argentina under the Deutz brand name ranging from 60 to 190 horsepower, combines under the Deutz Fahr brand name, and light trucks and agricultural implements. In addition, Deutz Argentina manufactures Deutz diesel engines for distribution to other equipment manufacturers and for use in its own equipment. The Deutz Argentina Acquisition establishes AGCO as the dominant supplier of agricultural equipment in Argentina.

     Maxion Acquisition. On June 28, 1996, the Company acquired the agricultural and industrial equipment business of Iochpe-Maxion S.A. (the "Maxion Agricultural Equipment Business") for approximately $260.0 million (the "Maxion Acquisition"). The Maxion Agricultural Equipment Business, with 1995 sales of approximately $265.0 million, was AGCO's Massey Ferguson licensee in Brazil, manufacturing and distributing agricultural tractors under the Massey Ferguson brand name, combines under the Massey Ferguson and IDEAL brand names and industrial loader-backhoes under the Massey Ferguson and Maxion brand names. The Maxion Acquisition establishes AGCO with market leadership in the significant Brazilian agricultural equipment market.

     Agricredit Joint Venture. On November 1, 1996, the Company sold a 51% interest in Agricredit Acceptance Company ("Agricredit"), the Company's wholly-owned finance subsidiary, to a wholly-owned subsidiary of Rabobank (the "Agricredit Sale"). The Company received total consideration of approximately $44.3 million in the transaction. The Company retained a 49% interest in Agricredit and now operates Agricredit with Rabobank as a joint venture (the "Agricredit Joint Venture"). The Agricredit Joint Venture has continued the business of Agricredit and seeks to build a broader asset-based finance business through the addition of other lines of business. The Company has similar joint venture arrangements with Rabobank with respect to its retail finance companies located in the United Kingdom, France and Germany. See "Business -- Retail Financing/Joint Ventures."

     New Credit Facility. On January 14, 1997, the Company replaced its $650 million unsecured credit facility (the "March 1996 Credit Facility") with a new credit facility with Rabobank as lead agent (the "January 1997 Credit Facility"), which initially provided for borrowings of up to $1.0 billion. On February 24, 1997, the Company amended the January 1997 Credit Facility to increase available borrowings to $1.2 billion. The January 1997 Credit Facility is the Company's primary source of financing. Borrowings under the January 1997 Credit Facility may not exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Lending commitments under the January 1997 Credit Facility reduce to $1.1 billion on January 1, 1998 and $1.0 billion on January 1, 1999. If the Company consummates offerings of debt or capital stock (including the Offering) prior to such dates, the proceeds of such offerings will be used to reduce the lending commitments, but not below $1.0 billion. The Company used borrowings under the March 1996 Credit Facility to finance the Deutz Argentina Acquisition and borrowings under the January 1997 Credit Facility to finance the Fendt Acquisition. Pro forma for the January 1997 Credit Facility and the Fendt Acquisition, at December 31, 1996, the Company would have had approximately $576.1 million available for borrowing under the January 1997 Credit Facility. The Company will use the net proceeds from the Offering to repay a portion of its borrowings under the January 1997 Credit Facility. Pro forma for such repayment the Company would have had approximately $576.1 million available for borrowing under the January 1997 Credit Facility at December 31, 1996.

                                  THE OFFERING

Shares of Common Stock offered by
the Company........................     4,500,000

Shares of Common Stock offered by
the Selling Stockholder............       200,000
                                        ---------

          Total....................     4,700,000(1)

Shares of Common Stock outstanding
after the Offering(2)..............    61,774,686

Use of Proceeds....................    To repay outstanding indebtedness of the
                                       Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

NYSE Symbol........................    "AG"
---------------

(1) Consists of 3,760,000 shares for the U.S. Offering and 940,000 shares for the International Offering.

(2) Excludes (i) 786,732 shares of Common Stock subject to outstanding options and (ii) 1,604,500 shares of Common Stock subject to issuance pursuant to grants of restricted stock.

                                  RISK FACTORS

     For a discussion of certain factors to be considered in evaluating the Company, its business and an investment in the shares of Common Stock, see "Risk Factors" beginning on page 8.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The summary historical financial data set forth below for the five years ended December 31, 1996 are derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, independent public accountants. For the periods presented, the Company's results of operations were significantly affected by a series of acquisitions completed during such periods. Primarily as a result of these acquisitions, net sales have increased significantly since 1992. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                              YEAR ENDED DECEMBER 31,
                                                            ------------------------------------------------------------
                                                              1992     1993(1)     1994(1)       1995(1)       1996(1)
                                                            --------   --------   ----------    ----------    ----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Net sales...............................................  $314,542   $595,736   $1,319,271    $2,068,427    $2,317,486
  Finance income..........................................        --         --       39,741        56,621            --
                                                            --------   --------   ----------    ----------    ----------
                                                             314,542    595,736    1,359,012     2,125,048     2,317,486
                                                            --------   --------   ----------    ----------    ----------
Costs and Expenses:
  Cost of goods sold......................................   256,475    470,452    1,042,930     1,627,716     1,847,166
  Selling, general and administrative expenses............    37,003     55,848      129,538(2)    200,588(2)    215,636
  Engineering expenses....................................     6,924      7,510       19,358        27,350        27,705
  Interest expense, net...................................     9,270     13,624       42,836(3)     63,211(3)     32,684
  Other (income) expense, net.............................    (1,172)     4,166        3,141(4)      9,602(4)      7,639
  Nonrecurring expenses...................................        --     14,000       19,500         6,000        15,027
                                                            --------   --------   ----------    ----------    ----------
                                                             308,500    565,600    1,257,303     1,934,467     2,145,857
                                                            --------   --------   ----------    ----------    ----------
Income before income taxes, equity in net earnings of
  unconsolidated subsidiary and affiliates and
  extraordinary loss......................................     6,042     30,136      101,709       190,581       171,629
Provision (benefit) for income taxes......................        --         --      (10,610)(5)    65,897(5)     59,963
                                                            --------   --------   ----------    ----------    ----------
Income before equity in net earnings of unconsolidated
  subsidiary and affiliates and extraordinary loss........     6,042     30,136      112,319       124,684       111,666
Equity in net earnings of unconsolidated subsidiary and
  affiliates..............................................        --      3,953(6)     3,215(6)      4,458        17,724(6)
                                                            --------   --------   ----------    ----------    ----------
Income before extraordinary loss..........................     6,042     34,089      115,534       129,142       129,390(7)
  Preferred stock dividends...............................        --      3,705        5,421         2,012            --
                                                            --------   --------   ----------    ----------    ----------
Net income available for common stockholders before
  extraordinary loss......................................  $  6,042   $ 30,384   $  110,113    $  127,130    $  129,390(7)
                                                            ========   ========   ==========    ==========    ==========
Net Income Per Common Share Before Extraordinary Loss:
  Primary.................................................  $   0.27   $   1.11   $     3.07    $     2.76    $     2.34(7)
  Fully diluted...........................................  $   0.27   $   0.93   $     2.35    $     2.30    $     2.26(7)
Weighted Average Number of Common and Common Equivalent
  Shares Outstanding:
  Primary.................................................    22,516     27,366       35,920        46,126        55,186
  Fully diluted...........................................    22,516     36,774       49,170        56,684        57,441

                                                                AS OF DECEMBER 31, 1996
                                                              ---------------------------
                                                                ACTUAL     AS ADJUSTED(8)
                                                              ----------   --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $  750,474     $  750,474
Total assets................................................   2,116,531      2,116,531
Long-term debt..............................................     567,055        444,700
Stockholders' equity........................................     774,665        897,020

---------------

(1) AGCO acquired a 50% joint venture interest in Agricredit in 1993 and the Agricredit operations were reflected in the Company's consolidated financial statements using the equity method of accounting for the year ended December 31, 1993. AGCO acquired the remaining 50% interest in Agricredit in 1994 and accordingly reflected the Agricredit operations in the Company's consolidated financial statements on a consolidated basis for the period from February 11, 1994 to December 31, 1994 and the year ended December 31, 1995. AGCO sold a 51% joint venture interest in Agricredit effective November 1, 1996. Accordingly, the Company's consolidated financial statements as of and for the year ended December 31, 1996 reflect Agricredit on the equity method of accounting for the entire period presented.

(2) Includes selling, general and administrative expenses attributable to Agricredit in the amount of $11.9 million and $13.8 million for the years ended December 31, 1994 and 1995, respectively.
(3) Includes interest expense, net attributable to Agricredit in the amount of $18.7 million and $31.7 million for the years ended December 31, 1994 and 1995, respectively.
(4) Includes other expense (income), net attributable to Agricredit in the amount of $1.2 million for the year ended December 31, 1994. Amounts attributable to Agricredit were not significant for the year ended December 31, 1995.
(5) Includes provision for income taxes attributable to Agricredit in the amount of $3.1 million and $4.3 million for the years ended December 31, 1994 and 1995, respectively.
(6) Includes $4.0 million for 1993 and $0.6 million for 1994 for the equity in net earnings of Agricredit prior to February 11, 1994, the date the remaining 50% interest in Agricredit was acquired by the Company. Includes $10.4 million for 1996 for the equity in net earnings of Agricredit. (See
     Note 1).
(7) Excludes extraordinary loss, net of taxes, of $3.5 million, or $0.06 per share, for the write-off of unamortized debt costs related to the refinancing in March 1996 of the Company's $550.0 million secured credit facility (the "June 1994 Credit Facility") with the March 1996 Credit Facility.
(8) As adjusted to give effect to the Offering and the application of the net proceeds therefrom.

                                  RISK FACTORS

     Prospective purchasers should consider carefully the following factors, as well as the other information contained and incorporated by reference in this Prospectus, in evaluating an investment in the Common Stock.

AGRICULTURAL INDUSTRY

     Historically, the agricultural industry, including the agricultural equipment business, has been cyclical. Sales of agricultural equipment generally are related to the health of the agricultural industry, which is affected by farm land values, farm cash receipts and farm profits, all of which reflect levels of commodity prices, acreage planted, crop yields, demand, government policies and government subsidies. Sales are also influenced by economic conditions, interest rate and exchange rate levels and the availability of financing. Weather conditions can also affect farmers' buying decisions. During previous economic downturns in the farm sector, the agricultural equipment business experienced a general decline in sales and profitability. The agricultural equipment business is expected to be subject to such market fluctuation in the future. Furthermore, the agricultural equipment business is highly seasonal, with farmers traditionally purchasing agricultural equipment in the spring and fall in conjunction with the major planting and harvesting seasons. The Company's net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased settlements in the third and fourth quarters.

     During the agricultural industry's extended downturn during the 1980s, sales of agricultural equipment decreased substantially. In Western Europe, farm consolidations continue to affect the agricultural equipment market. Although sales of North American agricultural equipment have increased somewhat since 1988, the Company does not believe that industry sales in North America will return to the peak levels of the 1970s. Outside Western Europe and North America, markets for agricultural equipment continue to develop, but may be affected by certain factors such as the availability of financing, inflation, slow economic growth, changes in currency relationships or price controls.

COMPETITION

     The agricultural equipment business is highly competitive. The Company competes with several large national and international companies which, like the Company, offer a full line of agricultural equipment, as well as numerous manufacturers and suppliers of a limited number of farm equipment products. Some of the Company's competitors are substantially larger than the Company and have greater financial and other resources at their disposal. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing, including discounting, of products competitive with those of the Company.

REGULATION AND GOVERNMENT POLICY

     Domestic and foreign political developments and government regulations and policies directly affect the agricultural industry in the United States and abroad and indirectly affect the agricultural equipment business. The application or modification of existing laws, regulations or policies or the adoption of new laws, regulations or policies could have an adverse effect on the Company's business.

     The North American Free Trade Agreement ("NAFTA") and the General Agreement on Tariffs and Trade ("GATT"), in particular, may affect worldwide agricultural markets. The United States, Canada and Mexico have implemented NAFTA which reduces internal trade restrictions between the three countries. Import duties were eliminated for some products on January 1, 1994, while duties for other economically and politically sensitive commodities and products will be gradually eliminated over a 15-year period. The Uruguay Round of GATT concluded in 1994. This agreement reduces agricultural export subsidies over a period of years beginning in 1995 and grants access for many products that were previously restricted. The next round of GATT negotiations are scheduled to occur in 1999. The Company cannot predict with certainty the effect which existing and future trade agreements may have on the Company's operations.

EXPOSURE TO FOREIGN CURRENCY FLUCTUATIONS; INTERNATIONAL OPERATIONS

     The Company currently purchases a portion of its tractors and other equipment from foreign suppliers and derives a majority of its revenues in foreign countries. In addition, the Company has significant manufacturing operations in foreign countries. The production costs, profit margins and competitive position of the Company are affected by the strength of the currencies in countries where it manufactures or purchases goods relative to the strength of the currencies in countries where its products are sold. The Company's results of operations and financial position may be adversely affected by fluctuations in foreign currencies and by translations of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars. As a result of the Company's recent acquisitions, the Company is exposed to adverse effects of fluctuations in the relevant local currency and translations of the financial statements of the Company's subsidiaries from the local currency into U.S. dollars. Further, international operations are generally subject to various risks that are not present in domestic operations, including restrictions on dividends and restrictions on the repatriation of funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Foreign Currency Risk Management."

ACQUISITIONS AND INTEGRATION OF ADDITIONAL BUSINESS

     As part of its business strategy, the Company continues to pursue strategic acquisitions (some of which may be material to the Company) focusing on new products and distribution in new markets. While the Company has recently acquired businesses and successfully integrated their operations into its existing corporate structure, there can be no assurance that the Company will find additional attractive acquisition candidates or succeed at effectively managing the integration of any businesses previously acquired or acquired in the future.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "AG." The following table sets forth for the periods indicated the high and low sales prices for the Common Stock and the cash dividends declared per share of Common Stock:

                                                          SALES PRICE
                                                        ---------------
                                                        HIGH       LOW        DIVIDENDS
                                                        ----       ----       ---------
1995:
First Quarter.........................................  $16 5/8     $12 3/8      $0.005
Second Quarter........................................   20 1/2      16 1/16      0.005
Third Quarter.........................................   27 5/16    181 3/16      0.005
Fourth Quarter........................................   26          20           0.005
1996:
First Quarter.........................................   28 5/8      21 3/16       0.01
Second Quarter........................................   31 5/8      22            0.01
Third Quarter.........................................   27 7/8      19 1/4        0.01
Fourth Quarter........................................   29 3/8      23 3/4        0.01
1997:
First Quarter (through March 3, 1997).................   30 5/8      26 5/8        0.01

     On March 3, 1997, the last reported sale price of the Common Stock on the NYSE was $28 7/8 per share.

     On January 29, 1997, the Board of Directors of the Company declared a dividend of $0.01 per share for the first quarter of 1997. The dividend was paid on March 3, 1997 to stockholders of record on February 17, 1997. Purchasers of shares of Common Stock in this Offering will not be entitled to the first quarter dividend. The Company intends to continue to pay dividends on its Common Stock, subject to review in each quarter by the Company's Board of Directors, taking into account the Company's results of operations, financial condition, capital needs, future prospects and other factors deemed relevant by the Board of Directors. The Company's January 1997 Credit Facility and the Indenture relating to the Company's 8 1/2% Senior Subordinated Notes due 2006 limit the amount of cash dividends payable by the Company. However, the Company does not believe that such limitations will have a material effect on the Company's ability to pay cash dividends in the future.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are approximately $122.4 million, after deduction of underwriting discounts and commissions and estimated expenses. The Company intends to use these proceeds to reduce a portion of the borrowings outstanding under the January 1997 Credit Facility. Under the January 1997 Credit Facility, the Company's borrowings may not exceed 90% of eligible accounts receivable and 60% of eligible inventory. The January 1997 Credit Facility terminates on January 14, 2002 and borrowings thereunder bear interest at the Company's option at (i) for base rate advances, the administrative agent's base lending rate or the federal funds rate plus 0.5%, whichever is higher or (ii) for eurocurrency rate advances, the eurocurrency rate for such period plus a margin ranging from 0.25% to 1.25% depending on the credit rating of the Company's senior, unsecured, long-term debt. As of March 3, 1997, aggregate borrowings under the January 1997 Credit Facility were $757.1 million and interest accrued on borrowings outstanding under the January 1997 Credit Facility at a weighted average interest rate of 6.1% per annum. The Company uses borrowings under the January 1997 Credit Facility for general working capital purposes and acquisitions, including the Fendt Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder in the Offering.

                                 CAPITALIZATION

     The following unaudited table sets forth the consolidated capitalization of the Company as of December 31, 1996 (i) on a historical basis; (ii) on a pro forma basis giving effect to the Fendt Acquisition and the January 1997 Credit Facility; and (iii) on a pro forma as adjusted basis to give effect to the Offering and the application of the net proceeds therefrom. The following table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included and incorporated by reference in this Prospectus.

                                                                 AS OF DECEMBER 31, 1996
                                                     -----------------------------------------------
                                                       ACTUAL     PRO FORMA    PRO FORMA AS ADJUSTED
                                                     ----------   ----------   ---------------------
                                                                     (IN THOUSANDS)
LONG-TERM DEBT:
March 1996 Credit Facility(1)......................  $  317,439   $       --        $       --
January 1997 Credit Facility(1)....................          --      623,907           501,552
8 1/2% Senior Subordinated Notes due 2006(2).......     247,957      247,957           247,957
Other long-term debt...............................       1,659       21,945            21,945
                                                     ----------   ----------        ----------
          Total long-term debt.....................  $  567,055   $  893,809        $  771,454
                                                     ----------   ----------        ----------
STOCKHOLDERS' EQUITY:
Common Stock, $0.01 par value; 150,000,000 shares
  authorized; 57,260,151 shares issued and
  outstanding, actual and pro forma; 61,760,151
  shares issued and outstanding, pro forma as
  adjusted.........................................  $      573   $      573        $      618
Additional paid-in capital.........................     360,119      360,119           482,429
Retained earnings..................................     411,422      411,422           411,422
Unearned compensation..............................     (17,779)     (17,779)          (17,779)
Cumulative translation adjustment..................      20,330       20,330            20,330
                                                     ----------   ----------        ----------
          Total stockholders' equity...............     774,665      774,665           897,020
                                                     ----------   ----------        ----------
          Total capitalization.....................  $1,341,720   $1,668,474        $1,668,474
                                                     ==========   ==========        ==========

---------------

(1) In January 1997, the Company replaced its $650 million March 1996 Credit Facility with the five-year January 1997 Credit Facility.
(2) Reflects reduction for de minimus original issue discount.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected historical financial data set forth below as of and for the five years ended December 31, 1996 are derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, independent public accountants. The following data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere herein and incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the periods presented, the Company's results of operations were significantly affected by a series of acquisitions completed during such periods. Primarily as a result of these acquisitions, net sales have increased significantly since 1992.

                                                      YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------
                                      1992     1993(1)      1994(1)       1995(1)      1996(1)
                                    --------   --------    ----------    ----------   ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Net sales.......................  $314,542   $595,736    $1,319,271    $2,068,427   $2,317,486
  Finance income..................        --         --        39,741        56,621           --
                                    --------   --------    ----------    ----------   ----------
                                     314,542    595,736     1,359,012     2,125,048    2,317,486
                                    --------   --------    ----------    ----------   ----------
Costs and Expenses:
  Cost of goods sold..............   256,475    470,452     1,042,930     1,627,716    1,847,166
  Selling, general and
     administrative expenses......    37,003     55,848       129,538(2)  200,588(2)     215,636
  Engineering expenses............     6,924      7,510        19,358        27,350       27,705
  Interest expense, net...........     9,270     13,624        42,836(3)   63,211(3)      32,684
  Other (income) expense, net.....    (1,172)     4,166         3,141(4)    9,602(4)       7,639
  Nonrecurring expenses...........        --     14,000        19,500         6,000       15,027
                                    --------   --------    ----------    ----------   ----------
                                     308,500    565,600     1,257,303     1,934,467    2,145,857
                                    --------   --------    ----------    ----------   ----------
Income before income taxes, equity
  in net earnings of
  unconsolidated subsidiary and
  affiliates and extraordinary
  loss............................     6,042     30,136       101,709       190,581      171,629
Provision (benefit) for income
  taxes...........................        --         --       (10,610)(5)   65,897(5)     59,963
                                    --------   --------    ----------    ----------   ----------
Income before equity in net
  earnings of unconsolidated
  subsidiary and affiliates and
  extraordinary loss..............     6,042     30,136       112,319       124,684      111,666
Equity in net earnings of
  unconsolidated subsidiary and
  affiliates......................        --      3,953(6)      3,215(6)      4,458       17,724(6)
                                    --------   --------    ----------    ----------   ----------
Income before extraordinary
  loss............................     6,042     34,089       115,534       129,142      129,390(7)
  Preferred stock dividends.......        --      3,705         5,421         2,012           --
                                    --------   --------    ----------    ----------   ----------
Net income available for common
  stockholders before
  extraordinary loss..............  $  6,042   $ 30,384    $  110,113    $  127,130   $  129,390(7)
                                    ========   ========    ==========    ==========   ==========
Net Income Per Common Share Before
  Extraordinary Loss:
  Primary.........................  $   0.27   $   1.11    $     3.07    $     2.76   $     2.34(7)
  Fully diluted...................  $   0.27   $   0.93    $     2.35    $     2.30   $     2.26(7)
Weighted Average Number of Common
  and Common Equivalent Shares
  Outstanding:
  Primary.........................    22,516     27,366        35,920        46,126       55,186
  Fully diluted...................    22,516     36,774        49,170        56,684       57,441

                                                   (continued on following page)

                                                       AS OF DECEMBER 31,
                                ----------------------------------------------------------------
                                  1992        1993         1994          1995            1996
                                --------    --------    ----------    ----------      ----------
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...............  $221,592    $339,987    $  497,793    $  485,521      $  750,474
Total assets..................   320,713     578,346     1,823,294     2,162,915       2,116,531
Long-term debt................   121,047     173,892       589,833(8)    568,894(8)(9)   567,055
Stockholders' equity..........    93,672     212,229       476,666       588,928         774,665

---------------

(1) AGCO acquired a 50% joint venture interest in Agricredit in 1993 and the Agricredit operations were reflected in the Company's consolidated financial statements using the equity method of accounting for the year ended December 31, 1993. AGCO acquired the remaining 50% interest in Agricredit in 1994 and accordingly reflected the Agricredit operations in the Company's consolidated financial statements on a consolidated basis for the period from February 11, 1994 to December 31, 1994 and the year ended December 31, 1995. AGCO sold a 51% joint venture interest in Agricredit effective November 1, 1996. Accordingly, the Company's consolidated financial statements as of and for the year ended December 31, 1996 reflect Agricredit on the equity method of accounting for the entire period presented.
(2) Includes selling, general and administrative expenses attributable to Agricredit in the amount of $11.9 million and $13.8 million for the years ended December 31, 1994 and 1995, respectively.
(3) Includes interest expense, net attributable to Agricredit in the amount of $18.7 million and $31.7 million for the years ended December 31, 1994 and 1995, respectively.
(4) Includes other expense (income), net attributable to Agricredit in the amount of $1.2 million for the year ended December 31, 1994. Amounts attributable to Agricredit were not significant for the year ended December 31, 1995.
(5) Includes provision for income taxes attributable to Agricredit in the amount of $3.1 million and $4.3 million for the years ended December 31, 1994 and 1995, respectively.
(6) Includes $4.0 million for 1993 and $0.6 million for 1994 for the equity in net earnings of Agricredit prior to February 11, 1994, the date the remaining 50% interest in Agricredit was acquired by the Company. Includes $10.4 million for 1996 for the equity in net earnings of Agricredit. (See
     Note 1).
(7) Excludes extraordinary loss, net of taxes, of $3.5 million, or $0.06 per share, for the write-off of unamortized debt costs related to the refinancing of the June 1994 Credit Facility with the March 1996 Credit Facility.
(8) Includes long-term indebtedness of Agricredit in the amount of $223.0 million and $153.0 million as of December 31, 1994 and 1995, respectively.
(9) Includes $37.6 million of the 6.5% Convertible Subordinated Debentures due 2008 (the "Convertible Subordinated Debentures"), which were converted into approximately 5,920,000 shares of Common Stock during 1996.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     During the periods discussed below, the Company's results of operations were significantly affected by a series of acquisitions that expanded the size and geographic scope of its distribution network, enabled it to offer new products and increased its manufacturing capacity. Primarily as a result of these acquisitions, revenues increased from $1,359.0 million in 1994 to $2,317.5 million in 1996. The results of operations for the years ended December 31, 1994, 1995 and 1996 were affected by the following transactions completed by the
Company:

     - In December 1993, the Company acquired the White-New Idea Farm Equipment Division from Allied Products Corporation which added a line of farm implements including planters, spreaders and tillage equipment to the Company's wide range of products (the "White-New Idea Acquisition").

     - The Company acquired Agricredit Acceptance Company ("Agricredit"), a retail finance company, from Varity Corporation ("Varity") in two separate transactions (together, the "Agricredit Acquisition"). The Company acquired a 50% joint venture interest in Agricredit in January 1993 and acquired the remaining 50% interest in February 1994. The Agricredit Acquisition enabled the Company to provide flexible financing alternatives to end users in North America as well as to provide an additional source of income to the Company.

     - In June 1994, the Company acquired from Varity the outstanding stock of Massey Ferguson Group Limited ("Massey"), a producer of one of the top selling brands of tractors sold worldwide, and certain related assets (the "Massey Acquisition"). The Massey Acquisition significantly expanded the Company's sales and operations outside of North America.

     - In March 1995, the Company further expanded its product offerings through its acquisition of AgEquipment Group, a manufacturer and distributor of farm implements and tillage equipment (the "AgEquipment Acquisition"), and its agreement to become the exclusive distributor of Landini tractors in the United States and Canada (the "Landini Distribution Agreement").

     - In June 1996, the Company acquired the agricultural and industrial equipment business of Iochpe-Maxion S.A. (the "Maxion Acquisition"), which expanded its product offerings and its distribution network in South America, particularly in Brazil.

     - In July 1996, the Company acquired certain assets of Western Combine Corporation and Portage Manufacturing, Inc., which were the Company's suppliers of Massey Ferguson combines and certain other harvesting equipment sold in North America (the "Western Combine Acquisition"). The Western Combine Acquisition provided the Company with access to advanced technology and will increase the Company's profit margin on certain combines and harvesting equipment sold in North America.

     - In November 1996, the Company sold a 51% interest in Agricredit to a wholly-owned subsidiary of Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" ("Rabobank") (the "Agricredit Sale"). The Company retained a 49% interest in Agricredit and now operates the finance company with Rabobank as a joint venture (the "Agricredit Joint Venture").

     As a result of these transactions, the historical results of the Company are not comparable from year to year in the periods presented and may not be indicative of future performance.

     Recently, the Company has completed two additional acquisitions which will affect the Company's future results of operations:

     - In December 1996, the Company further enhanced its market presence in Argentina and South America by acquiring the operations of Deutz Argentina S.A. ("Deutz Argentina"), a manufacturer and distributor of agricultural equipment, engines and trucks to Argentina and other markets in South

      America (the "Deutz Argentina Acquisition"). The Deutz Argentina Acquisition had no effect on the results of operations for the year ended December 31, 1996.

     - In January 1997, the Company acquired the operations of Xaver Fendt GmbH & Co. KG ("Fendt"), a manufacturer and distributor of tractors, primarily in Germany and throughout Europe (the "Fendt Acquisition"). The Fendt Acquisition added a new line of tractors to the Company's product offerings and expanded the Company's market presence in Europe, particularly in Germany.

RESULTS OF OPERATIONS

     Sales are recorded by the Company when equipment and replacement parts are shipped by the Company to its independent dealers, distributors or other customers. To the extent possible, the Company attempts to ship products to its dealers and distributors on a level basis throughout the year to reduce the effect of seasonal demands on its manufacturing operations and to minimize its investment in inventory. Retail sales by dealers to farmers are highly seasonal and are a function of the timing of the planting and harvesting seasons. In certain markets, particularly in North America, there is often a time lag, generally from one to twelve months between the date the Company records a sale (a "billing") and the date a dealer sells the equipment to a farmer (a "settlement"). During this time lag between a billing and a settlement, dealers may not return equipment to the Company unless the Company terminates a dealer's contract or agrees to accept returned products. Commissions payable under the Company's salesman incentive programs are paid at the time of settlement, as opposed to when products are billed. Due to fluctuations in dealer inventory levels, settlements are more indicative of retail demand than billings.

     Effective November 1, 1996, the Company completed the Agricredit Sale. Accordingly, the Company's consolidated financial statements as of and for the year ended December 31, 1996 reflect Agricredit on the equity method of accounting for the entire period presented. The consolidated financial statements as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and for the period from February 11, 1994 to December 31, 1994 reflect Agricredit on a consolidated basis with the Company's other majority-owned subsidiaries. As a result of the change in the basis of presentation, the historical results of the Company are not comparable from year to year.

     The consolidated financial statements include, on a separate, supplemental basis, the Company's Equipment Operations, and for 1995 and for the period from February 11, 1994 to December 31, 1994, its Finance Company. "Equipment Operations" reflect the consolidation of all operations of the Company and its majority-owned subsidiaries with the exception of Agricredit, which is included using the equity method of accounting. For the year ended December 31, 1995 and for the period from February 11, 1994 to December 31, 1994, the results of operations of Agricredit are included under the caption "Finance Company."

     The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items included in the Company's Consolidated Statements of Income:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1994    1995    1996
                                                              -----   -----   -----
Revenues:
  Net sales.................................................   97.1%   97.3%  100.0%
  Finance income............................................    2.9     2.7      --
                                                              -----   -----   -----
                                                              100.0   100.0   100.0
                                                              -----   -----   -----
Costs and Expenses:
  Cost of goods sold(1).....................................   76.7    76.6    79.7
  Selling, general and administrative expenses..............    9.5     9.6     9.3
  Engineering expenses......................................    1.4     1.1     1.2
  Interest expense, net.....................................    3.2     3.0     1.4
  Other expense, net........................................    0.3     0.4     0.3
  Nonrecurring expenses.....................................    1.4     0.3     0.7
                                                              -----   -----   -----
                                                               92.5    91.0    92.6
                                                              -----   -----   -----
Income before income taxes, equity in net earnings of
  unconsolidated
  affiliates and extraordinary loss.........................    7.5     9.0     7.4
Provision (benefit) for income taxes........................   (0.8)    3.1     2.6
                                                              -----   -----   -----
Income before equity in net earnings of unconsolidated
  affiliates and extraordinary loss.........................    8.3     5.9     4.8
Equity in net earnings of unconsolidated affiliates.........    0.2     0.2     0.8
                                                              -----   -----   -----
Income before extraordinary loss............................    8.5     6.1     5.6
Extraordinary loss, net of taxes............................     --      --    (0.2)
                                                              -----   -----   -----
Net income..................................................    8.5%    6.1%    5.4%
                                                              =====   =====   =====

---------------

(1) Cost of goods sold as a percent of net sales for the years ended December 31, 1994, 1995 and 1996 was 79.1%, 78.7%, and 79.7%, respectively. Gross profit, which is defined as net sales less cost of goods sold, was 20.9%, 21.3% and 20.3% for the years ended December 31, 1994, 1995 and 1996, respectively.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Net Income

     The Company recorded net income for the year ended December 31, 1996 of $125.9 million compared to $129.1 million for the year ended December 31, 1995. Net income per common share on a fully diluted basis was $2.20 for 1996 compared to $2.30 for 1995. Net income for 1996 included nonrecurring expenses of $15.0 million, or $0.17 per share on a fully diluted basis, primarily related to the further restructuring of the Company's European operations, acquired in the Massey Acquisition in June 1994, and the integration and restructuring of the Company's Brazilian operations, acquired in the Maxion Acquisition in June 1996 (see "Charges for Nonrecurring Expenses"). In addition, net income for 1996 included an extraordinary after-tax charge of $3.5 million, or $0.06 per share on a fully diluted basis, for the write-off of unamortized debt costs related to the refinancing of the Company's $550.0 million secured revolving credit facility (see "Liquidity and Capital Resources"), a gain on the Agricredit Sale of $4.7 million, or $0.05 per share on a fully diluted basis, and severance costs including accelerated amortization of shares earned under the Company's long-term incentive plan and related cash severance totaling $7.3 million, or $0.08 per share on a fully diluted basis, related to the resignation of a Company executive. Net income for 1995 included nonrecurring expenses of $6.0 million, or $0.07 per share on a fully diluted basis, associated with the initial integration of the Massey Acquisition (see "Charges for Nonrecurring Expenses"). The Company's results for the year ended December 31, 1996 were also negatively impacted by losses, including the related financing costs, in the newly acquired Brazilian operations as a result of the poor industry conditions experienced in the region. Excluding the items discussed above, the Company's results of operations were improved over 1995, primarily the result of sales growth in existing markets.

  Retail Sales

     Conditions in the United States and Canadian agricultural markets were favorable in 1996 compared to 1995. Industry unit retail sales of tractors, combines and hay and forage equipment for 1996 increased approximately 7%, 6% and 2%, respectively, over 1995. The Company believes general market conditions were positive due to favorable economic conditions relating to high net cash farm incomes, strong commodity prices and increased export demand. Company unit retail sales of tractors in the United States and Canada were slightly above the industry in 1996 compared to 1995. The increase in tractor settlements was attributable to the favorable industry conditions and the impact of the Company's expanded dealer network, which resulted primarily from dealers entering into crossover contracts whereby an existing dealer carrying one of the Company's brands contracts to sell an additional AGCO brand. In addition, the Company has benefited from the successful acceptance of improved tractor product offerings, including the new Massey Ferguson high horsepower tractors which were introduced in the middle of 1995. Company unit retail sales of combines in the United States and Canada for 1996 increased 24% compared to 1995 primarily due to the Company's increased sales to contract harvesters and dealer development activities which strengthened the Company's dealer network for combines. Company hay and forage equipment retail sales increased in line with the industry.

     Industry conditions in Western Europe were favorable in 1996 with retail sales of tractors increasing approximately 12% compared to 1995 primarily due to higher net cash farm incomes, improved economic conditions, strong commodity prices and increased export demand. Retail sales of Massey Ferguson tractors in Western Europe increased approximately 15% over 1995 with the most significant market share increases in France, Spain and Scandinavia, primarily due to the Company's focus on dealer development. Outside North America and Western Europe, industry retail sales of tractors also showed gains in most markets where the Company competes due to a general improvement in economic conditions. Retail sales of Massey Ferguson tractors increased in these markets with significant growth in the Middle East, Africa, East Asia/Pacific and Australia compared to 1995, primarily due to improved market conditions and the Company's strong distribution channels in these regions. Company retail sales of tractors in Brazil were affected by industry conditions in Brazil which remained depressed throughout 1996 relative to historic volumes due to high farm debt levels and the suspension and subsequent reinstatement of Brazilian Central Bank loan programs.

  Revenues

     Net sales for the Company's Equipment Operations for 1996 increased 12.0% to $2,317.5 million compared to $2,068.4 million for 1995. A portion of the increase was the result of the Company's sales of $85.1 million in Brazil for the six months ended December 31, 1996 resulting from the Maxion Acquisition. The Company achieved net sales increases in 1996 in Western Europe of $63.8 million , or 7% over 1995. In the remaining international markets, the Company achieved net sales increases of $63.2 million, or 19% over 1995. The increase in Western Europe and other international markets primarily related to increased sales of tractors due to the Company's favorable retail sales performance and increased sales of combines and other non-tractor products resulting from the Company's successful efforts to expand non-tractor sales in all international markets. The Company also experienced increased net sales of $37.0 million, or 4% over 1995, in North America primarily due to a 17% increase in the Company's North American retail dollar sales compared to 1995. Total revenues on a consolidated basis for 1995 also included finance income of $56.6 million associated with the operations of Agricredit.

  Costs and Expenses

     Cost of good sold for the Company's Equipment Operations was $1,847.2 million (79.7% of net sales) for 1996 compared to $1,627.7 million (78.7% of net sales) for 1995. Gross profit, defined as net sales less cost of goods sold, was $470.3 million (20.3% of net sales) for 1996 as compared to $440.7 million (21.3% of net sales) for 1995. Gross margins in 1996 were negatively impacted by the following: (i) lower margins related to the Brazilian operations acquired in the Maxion Acquisition due to low volumes related to depressed industry conditions and (ii) a change in the mix of products sold, particularly due to a lower mix of high margin North American replacement parts, a shift in North American sales from higher margin utility tractors (under 100 horsepower) to high horsepower tractors (over 100 horsepower) and increased sales of combines in Europe, which have lower than average margins.

     Selling, general and administrative expenses for the Company's Equipment Operations were $215.6 million (9.3% of net sales) for 1996 compared to $190.0 million (9.2% of net sales) for 1995. The increase in selling, general and administrative expenses was primarily due to an increase in sales volume and an increase in the amortization of stock-based compensation expense of $15.9 million compared to 1995 related to the Company's long-term incentive plan which is tied to stock price appreciation. Included in the stock-based compensation expense for 1996 was accelerated amortization of $5.8 million related to severance costs associated with the resignation of a Company executive. Excluding the amortization expense related to the long-term incentive plan, the Company's Equipment Operations had selling, general and administrative expenses of $189.8 million (8.2% of net sales) for 1996 and $180.0 million (8.7% of net sales) for 1995. The decrease in selling, general and administrative expenses as a percentage of net sales was primarily due to cost reduction initiatives in the Company's European operations. In connection with the Massey Acquisition, the Company implemented a restructuring plan which has eliminated duplicate costs by centralizing certain sales, marketing and administrative functions. See "Charges for Nonrecurring Expenses" for further discussion. On a consolidated basis for 1995, selling, general and administrative expenses were $203.9 million, which included $13.8 million related to the operations of Agricredit.

     Engineering expenses for the Company's Equipment Operations were $27.7 million (1.2% of net sales) for 1996 compared to $24.1 million (1.2% of net sales) for 1995. The increase in engineering expenses compared to 1995 primarily related to the development of new products including a new Massey Ferguson utility tractor line to be introduced in 1997.

     Interest expense, net for the Company's Equipment Operations was $32.7 million for 1996 compared to $31.5 million for 1995. The increase in interest expense, net was primarily due to the additional borrowings associated with the financing of the Maxion Acquisition and higher fixed interest rates associated with the 8 1/2% Senior Subordinated Notes which were issued in March 1996 as compared to the floating rates on the Company's revolving credit facility. The Company financed the entire purchase price for the Maxion Acquisition with additional indebtedness. On a consolidated basis, interest expense, net was $63.2 million for 1995, which included $31.7 million relating to the operations of Agricredit.

     Other expense, net was $7.6 million for 1996 compared to $9.6 million for 1995. The decrease in other expense, net was primarily due to the gain recorded on the Agricredit Sale in 1996 and foreign exchange gains recorded in 1996 compared to foreign exchange losses in 1995 related to the Company's international operations. The decrease in other expense, net was partially offset by increased amortization of intangible assets resulting from the Maxion and Western Combine Acquisitions.

     Nonrecurring expenses were $15.0 million in 1996 compared to $6.0 million in 1995. The nonrecurring charge recorded in 1996 related to the further restructuring of the Company's European operations, acquired in the Massey Acquisition in June 1994 and the integration and restructuring of the Brazilian operations, acquired in the Maxion Acquisition in June 1996. The 1995 nonrecurring charge primarily related to the initial integration and restructuring of the Company's European operations. See "Charges for Nonrecurring Expenses" for further discussion.

     The Company recorded a net income tax provision for the Company's Equipment Operations of $60.0 million for 1996 compared to $61.6 million for 1995. On a consolidated basis, the Company recorded an income tax provision of $65.9 million for 1995, which included $4.3 million related to the operations of Agricredit. In 1996 and 1995, the Company's income tax provision approximated statutory rates, although actual income tax payments remained at rates below statutory rates resulting from the utilization of net operating loss carryforwards acquired in the Massey Acquisition. Primarily due to the availability of acquired net operating loss carryforwards, the Company expects to pay taxes in 1997 at effective rates substantially below statutory rates. At December 31, 1996, the Company had net operating loss carryforwards totaling $171.3 million, primarily in France, Brazil and Argentina.

     Equity in net earnings of unconsolidated subsidiary and affiliates for the Company's Equipment Operations was $17.7 million in 1996 compared to $11.2 million in 1995. The increase in equity in net earnings of unconsolidated subsidiary and affiliates was primarily due to an increase in the Company's pro-rata share in net earnings of Agricredit from $6.8 million in 1995 to $10.4 million in 1996 despite the Company recognizing only 49% of the equity in net earnings of Agricredit from November 1, 1996 to December 31, 1996 as a result of the Agricredit Sale. In addition, the increase in equity in net earnings of unconsolidated subsidiary and affiliates related to the Company's pro-rata share in net earnings of certain equity investments in the European operations, including its 49% interest in Massey Ferguson Finance which provides retail financing to end users in the United Kingdom, France and Germany. On a consolidated basis, equity in net earnings of unconsolidated subsidiary and affiliates for 1995 was $4.5 million due to Agricredit being presented on a consolidated basis rather than the equity method of accounting.

  Finance Company Operations

     On November 1, 1996, the Company sold a 51% interest in Agricredit to Rabobank. The Company received total consideration of approximately $44.3 million in the transaction, the proceeds of which were used to repay borrowings under the Company's $650.0 million unsecured revolving credit facility. The Company retained a 49% interest in Agricredit and now operates the finance company with Rabobank as a joint venture. The Agricredit Joint Venture has continued the business of Agricredit and seeks to build a broader asset-based finance business through the addition of other lines of business. The Company's benefits from the transaction also include deleveraging the consolidated balance sheet by approximately $550.0 million and the redeployment of approximately $44.3 million of capital. The Company has similar joint venture arrangements with Rabobank and its affiliates with respect to its retail finance companies located in the United Kingdom, France and Germany.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Net Income

     The Company recorded net income for the year ended December 31, 1995 of $129.1 million compared to $115.5 million for the year ended December 31, 1994. Net income per common share on a fully diluted basis was $2.30 for 1995 compared to $2.35 for 1994. Net income for 1995 included nonrecurring expenses of $6.0 million, or $0.07 per share on a fully diluted basis, primarily related to the initial integration of the Massey Acquisition (see "Charges for Nonrecurring Expenses"). Net income for 1994 included nonrecurring expenses of $19.5 million, or $0.33 per share on a fully diluted basis, associated with the integration of the Massey and White-New Idea Acquisitions and a deferred income tax benefit of $29.9 million, or $0.61 per share on a fully diluted basis, relating to the reduction of a portion of the deferred tax valuation allowance. Excluding the nonrecurring expenses and deferred income tax benefit, the improved results in 1995 reflected the impact of the Company's acquisitions, sales growth in existing product lines and improved operating efficiencies.

  Retail Sales

     Conditions in the United States and Canadian agricultural markets were generally favorable in 1995 compared to 1994. Industry unit retail sales of tractors and combines for 1995 increased 2% and 10%, respectively, over 1994. Unit settlements of hay and forage equipment decreased 6% compared to 1994. The Company believes the increases in the tractor and combine markets were primarily due to high net cash farm incomes, strong commodity prices, high replacement demand and aggressive marketing programs associated with competitors' introduction of new products. The decrease in hay and forage equipment unit settlements reflects the effects of a softening in cattle and dairy commodity prices during 1995.

     Company unit settlements of tractors in the United States and Canada increased in line with the industry retail unit sales for 1995 compared to 1994. The increase in tractor settlements was attributable to the favorable industry conditions as well as the impact of the Company's expanded dealer network which resulted primarily from dealers entering into crossover contracts whereby an existing dealer carrying one of the Company's brands contracts to sell an additional AGCO brand. Company hay and forage equipment settlements were level in comparison to the prior year. This improvement in relation to the industry retail sales also reflected the benefit of an expanded dealer network which resulted from the Company's crossover contract strategy. Company unit settlements of combines in the United States and Canada for 1995 were approximately 8% below the prior year primarily due to aggressive marketing programs to introduce new products by certain of the Company's competitors and the discontinuance of certain retail incentive programs by the Company in the first six months of 1994 to move older, discontinued models.

     Industry conditions in Western Europe were favorable in 1995 with retail sales of tractors increasing approximately 7% compared to 1994 primarily due to improved economic conditions, strong commodity prices and high export demand. Retail sales of Massey Ferguson tractors in Western Europe outperformed the industry by increasing approximately 14% over 1994. The Company experienced the most significant market share increases in France, Germany and Spain due to the Company's focus on dealer development and expansion. Additionally, the Company's successful introduction of the new Massey Ferguson high horsepower tractor line contributed to the market share increases, particularly in France. Outside North America and Western Europe, industry retail sales of tractors also showed gains in many markets where the Company competes due to a general improvement in economic conditions. Retail sales of Massey Ferguson tractors increased significantly in the Middle East and Eastern Europe compared to 1994 primarily due to favorable government incentive programs and improved funding sources in these regions. These gains were partially offset by decreased retail sales in Africa due to widespread drought conditions.

  Revenues

     Total revenues for 1995 were $2,125.0 million representing an increase of $766.0 million, or 56.4%, over total revenues of $1,359.0 million for 1994. The increase was primarily attributable to sales in the Company's international markets as a result of the Massey Acquisition with increased net sales of $712.3 million for 1995. In addition to the full year impact of the Massey Acquisition, the increase reflects year over year sales increases due to the strong international retail sales achieved in the Company's Massey Ferguson products in 1995. The Company also experienced net sales increases of $36.8 million in 1995 in North America as a result of an expanded dealer network, the AgEquipment Acquisition, the Landini Distribution Agreement and new product introductions. The North American sales increase was partially offset by a decrease in replacement parts sales compared to 1994 as a result of a late planting season and smooth harvest which decreased demand on an industry-wide basis. Total revenues also increased in 1995 due to an increase in finance income of $16.9 million associated with the operations of Agricredit. The increase in finance income was primarily due to the growth in the Agricredit credit receivable portfolio as a result of Agricredit's increased penetration into the Company's North American dealer network and its expansion into the Canadian market. In addition, prior to the acquisition of the remaining 50% interest in Agricredit on February 10, 1994, the results of Agricredit were accounted for under the equity method of accounting and, accordingly, were not consolidated with those of the Company.

  Costs and Expenses

     Cost of goods sold for the Company's Equipment Operations in 1995 was $1,627.7 million (78.7% of net sales) compared to $1,042.9 million (79.1% of net sales) in 1994. Gross profit, defined as net sales less cost of goods sold, was $440.7 million (21.3% of net sales) for 1995 as compared to $276.3 million (20.9% of net sales) for 1994. The Company's gross profit margin increased in 1995 compared to 1994 despite a decrease in the proportion of higher margin part sales to total net sales. The change in sales mix occurred because the majority of the Company's sales growth in 1995 related to machinery sales. The negative effect of this change in sales mix on the gross profit margin was primarily offset by the Company's ability to record the entire gross profit on Massey Ferguson equipment sold in North America as a result of the Massey Acquisition. Prior to the Massey Acquisition, the gross profit margin on sales of Massey Ferguson equipment in North America was recognized by both the Company and by Varity. In addition, the Company's gross profit margin benefited from the introduction of the new high horsepower Massey Ferguson tractor line in Western Europe and cost reduction efforts related to the integration of the Company's European operations acquired in the Massey Acquisition.

     Selling, general and administrative expenses for 1995 were $203.9 million (9.6% of total revenues) compared to $129.5 million (9.5% of total revenues) for 1994. The decrease in selling, general and administrative expenses as a percentage of total revenues was primarily due to cost reduction initiatives in the Company's European operations and lower operating expenses as a percentage of total revenues related to Agricredit. These improvements as a percentage of total revenues were partially offset by increased amortization of long-term incentive compensation related to restricted stock awards tied to stock price appreciation. In connection with the Massey Acquisition, the Company implemented a restructuring plan which has eliminated duplicate costs by centralizing certain sales, marketing and administrative functions. See "Charges for Nonrecurring Expenses" for further discussion. Excluding Agricredit, the Company's Equipment Operations had selling, general and administrative expenses of $190.0 million (9.2% of net sales) and $117.7 million (8.9% of net sales) for 1995 and 1994, respectively. The increase as a percentage of net sales was primarily the result of the increased amortization of restricted stock awards offset by cost reductions in the Company's European operations as discussed above.

     Engineering expenses for the Company's Equipment Operations were $24.1 million (1.2% of net sales) for 1995 compared to $19.4 million (1.5% of net sales) for 1994. The higher engineering expenses as a percentage of net sales in 1994 primarily related to the redesign of the Massey Ferguson 6100/8100 series high horsepower tractors introduced in early 1995.

     Interest expense, net for 1995 was $63.2 million compared to $42.8 million for 1994. The increase in interest expense, net was primarily due to the additional borrowings associated with the Massey and the AgEquipment Acquisitions. The Company financed the entire purchase price for the AgEquipment Acquisition and a portion of the purchase price for the Massey Acquisition with additional indebtedness. In addition, interest expense, net increased at Agricredit due to the additional borrowings associated with the increase in the credit receivable portfolio and an increase in the rates charged on outstanding borrowings.

     Other expense, net was $9.6 million for 1995 compared to $3.1 million for 1994. The increase in other expense, net was primarily due to increased amortization of intangible assets as a result of the Massey Acquisition and foreign exchange losses related to the Company's international operations.

     Nonrecurring expenses were $6.0 million in 1995 and $19.5 million in 1994. The nonrecurring charge recorded in 1995 primarily related to costs associated with the initial integration of the Company's European operations, acquired in the Massey Acquisition in June 1994. The 1994 nonrecurring charge related to the initial integration in Europe and the integration in North America of White-New Idea, which was acquired in December 1993. See "Charges for Nonrecurring Expenses" for further discussion.

     The Company recorded a net income tax provision of $65.9 million for 1995 and a net income tax benefit of $10.6 million in 1994. In 1995, the Company's income tax provision approximated statutory rates. The 1994 net income tax benefit included a $29.9 million United States deferred income tax benefit related to a reduction of a portion of the deferred tax valuation allowance. The reduction in the valuation allowance was supported by the Company's generation of taxable income in recent years and expectations of taxable income in future periods. The United States income tax benefit was partially offset by a foreign income tax provision of $19.3 million consisting primarily of a deferred income tax provision which resulted from the realization of deferred tax assets relating to net operating loss carryforwards acquired in the Massey Acquisition. Primarily due to the availability of acquired net operating loss carryforwards , the Company paid taxes in 1994 and 1995 at effective rates substantially below statutory rates.

     Equity in net earnings of unconsolidated subsidiary and affiliates on a consolidated basis was $4.5 million in 1995 and $3.2 million in 1994. The increase in equity in net earnings of unconsolidated subsidiary and affiliates was primarily due to the inclusion in 1994 of the Company's pro-rata share in net earnings of its 49% interest in Massey Ferguson Finance, acquired in the Massey Acquisition in June 1994. The amount recognized for 1994 includes the Company's pro-rata share of net earnings in Agricredit from January 1, 1994 through February 10, 1994. From February 11, 1994 through December 31, 1994, the results of operations of Agricredit were consolidated with the Company's operations and were no longer accounted for under the equity method of accounting.

  Finance Company Operations

     Agricredit recorded net income of $6.8 million for 1995 and $4.9 million for the period from the acquisition date to December 31, 1994. Retail acceptances were approximately $362.7 million for 1995 compared to $321.6 million for 1994. The increase was primarily the result of Agricredit's increased penetration into the Company's North American dealer network and its expansion into the Canadian market.

QUARTERLY RESULTS

     To the extent possible, the Company attempts to ship products to its dealers on a level basis throughout the year to reduce the effect of seasonal demands on its manufacturing operations and to minimize its investment in inventory. However, settlements of agricultural equipment are highly seasonal, with farmers traditionally purchasing agricultural equipment in the spring and fall in conjunction with the major planting and harvesting seasons. The Company's net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased retail sales in the third and fourth quarters.

     The following table presents unaudited interim operating results of the Company. The Company believes that the following information includes all adjustments (consisting only of normal, recurring adjustments) that the Company considers necessary for a fair presentation, in accordance with generally accepted accounting principles. The operating results for any interim period are not necessarily indicative of results for any future interim period or the entire fiscal year.

                                                             THREE MONTHS ENDED
                                            -----------------------------------------------------
                                            MARCH 31      JUNE 30     SEPTEMBER 30    DECEMBER 31
                                            --------      --------    ------------    -----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996:(1)
  Net sales...............................  $453,884      $584,681      $588,859       $690,062
  Gross profit(2).........................    93,740       115,794       123,540        137,246
  Income from operations(2)...............    34,592(4)     59,617(4)     54,068(4)      63,675(4)(6)
  Income before extraordinary loss........    20,595(4)     37,508(4)     31,299(4)      39,988(4)(6)(7)
  Net income..............................    17,092(4)(5)  37,508(4)     31,299(4)      39,988(4)(6)(7)
  Net income per common share before
     extraordinary loss -- fully
     diluted..............................      0.37(4)(5)    0.66(4)       0.54(4)        0.69(4)(6)(7)
1995:
  Revenues................................  $456,219      $571,718      $498,639       $598,472
  Gross profit(2).........................    93,198       117,444       112,793        117,276
  Income from operations(2)...............    41,957(4)     61,973(4)     60,693(4)      55,986(4)
  Net income..............................    23,384(4)     35,888(4)     36,195(4)      33,675(4)
  Net income per common share -- fully
     diluted(3)...........................      0.42(4)       0.64(4)       0.64(4)        0.60(4)

---------------

(1) As a result of the Agricredit Sale, the 1996 operating results are restated for each quarter presented to reflect Agricredit on the equity method of accounting.
(2) Gross profit is defined as net sales less cost of goods sold, and income from operations is defined as net sales less cost of goods sold, selling, general and administrative expenses for the Company's Equipment Operations, engineering expenses and nonrecurring expenses.
(3) Net income per common share-fully diluted has been restated for 1995 to reflect the two-for-one stock split, effected January 31, 1996.
(4) The 1996 operating results include nonrecurring expenses of $5.9 million, or $0.07 per share, for the three months ended March 31, 1996, $0.8 million, or $0.01 per share, for the three months ended June 30,

    1996, $6.2 million, or $0.07 per share, for the three months ended September 30, 1996 and $2.1 million, or $0.02 per share, for the three months ended December 31, 1996. The 1995 operating results include nonrecurring expenses of $2.0 million, or $0.02 per share, for the three months ended March 31, 1995, $1.7 million, or $0.02 per share, for the three months ended June 30, 1995, $0.9 million, or $0.01 per share, for the three months ended September 30, 1995 and $1.4 million, or $0.02 per share, for the three months ended December 31, 1995.
(5) The 1996 operating results include an extraordinary after-tax charge of $3.5 million, or $0.06 per share, for the write-off of unamortized debt costs related to the refinancing of the Company's $550.0 million revolving credit facility for the three months ended March 31, 1996.
(6) The 1996 operating results include severance costs related to a Company executive of $7.3 million, or $0.08 per share, for the three months ended December 31, 1996 which includes accelerated amortization of shares earned under the Company's long-term incentive plan and related cash severance.
(7) The 1996 operating results include a gain on the sale of a 51% interest in Agricredit of $4.7 million, or $0.05 per share, for the three months ended December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financing requirements for its Equipment Operations are subject to variations due to seasonal changes in inventory and dealer receivable levels. Internally generated funds are supplemented when necessary from external sources primarily from the Company's revolving credit facility.

     In March 1996, the Company replaced its $550.0 million secured revolving credit facility (the "June 1994 Credit Facility"), obtained in conjunction with the Massey Acquisition in June 1994, with a $650.0 million unsecured revolving credit facility (the "March 1996 Credit Facility"). The March 1996 Credit Facility provided the Company's Equipment Operations with increased borrowing capacity over the June 1994 Credit Facility. As of December 31, 1996, approximately $317.4 million was outstanding under the March 1996 Credit Facility and available borrowings were approximately $310.6 million. The Company used borrowings from the March 1996 Credit Facility to finance the Maxion and Deutz Argentina Acquisitions. The Company's borrowings under revolving credit facilities decreased $60.9 million from December 31, 1995 to December 31, 1996 primarily due to the repayment of outstanding borrowings with proceeds from the Company's issuance of $250.0 million of 8 1/2% Senior Subordinated Notes in March 1996 and from the sale of a 51% interest in Agricredit to Rabobank. Total long-term debt for the Company's Equipment Operations increased from $378.3 million at December 31, 1995 to $567.1 million at December 31, 1996. The increase in long-term debt was due to the financing of the Maxion, Western Combine and Deutz Argentina Acquisitions, partially offset by the use of operating cash flow to repay indebtedness.

     On January 14, 1997, the Company replaced the March 1996 Credit Facility with a new revolving credit facility (the "January 1997 Credit Facility"), which initially provided for borrowings of up to $1.0 billion. In February 1997, the January 1997 Credit Facility was amended to allow for borrowings of up to $1.2 billion. The January 1997 Credit Facility will be the Company's primary source of financing for its Equipment Operations and will provide increased borrowing capacity over the March 1996 Credit Facility. Borrowings under the January 1997 Credit Facility may not exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Lending commitments under the January 1997 Credit Facility reduce to $1.1 billion on January 1, 1998 and $1.0 billion on January 1, 1999. If the Company consummates offerings of debt or capital stock prior to such dates, the proceeds of such offerings will be used to reduce the lending commitments, but not below $1.0 billion. The Company used proceeds from the January 1997 Credit Facility to finance the Fendt Acquisition.

     In March 1996, the Company issued $250.0 million of 8 1/2% Senior Subordinated Notes due 2006 (the "Notes") at 99.139% of their principal amount. The net proceeds from the sale of the Notes were used to repay outstanding indebtedness under the June 1994 Credit Facility. The sale of the Notes provided the Company with subordinated capital and replaced a portion of its floating rate debt with longer term fixed rate debt.

     Prior to the Agricredit Sale on November 1, 1996, Agricredit obtained funds from a separate $630.0 million revolving credit facility (the "Agricredit Revolving Credit Agreement") to finance its credit receivable portfolio. Borrowings under the Agricredit Revolving Credit Agreement were based on the amount and quality of outstanding credit receivables and were generally issued for terms with maturities matching anticipated credit receivable liquidations. On November 1, 1996, in connection with the Agricredit Joint Venture, the Agricredit Revolving Credit Agreement was repaid and the Agricredit Joint Venture entered into a new credit agreement.

     The Company's working capital requirements for its Equipment Operations are seasonal, with investments in working capital typically building in the first half of the year and then reducing in the second half of the year. As of December 31, 1996, the Company's Equipment Operations had $750.5 million of working capital compared to $661.5 million as of December 31, 1995 and $513.9 million as of December 31, 1994. The increase in working capital in 1996 compared to 1995 was primarily due to working capital acquired in the Maxion and Deutz Argentina Acquisitions. The increase in working capital in 1995 compared to 1994 was primarily due to an increase in dealer receivables resulting from the Company's sales growth in 1995, the AgEquipment Acquisition, the Landini Distribution Agreement and the timing of international sales which were significantly higher in late 1995 than in late 1994.

     Cash flow provided by operating activities was $206.7 million for 1996 compared to $67.1 million for 1995. The increase in operating cash flow was primarily due to (i) the collection of receivables in 1996 related to unusually high international accounts receivable levels at December 31, 1995, which were collected in 1996 and (ii) strong retail sales in North America during 1996 which resulted in lower levels of dealer inventories relative to billings in 1996 compared to 1995. The cash flow provided by operating activities was primarily used to repay indebtedness and to fund capital expenditures. Cash flow provided by operating activities was $67.1 million for 1995 compared to $96.4 million for 1994. The decrease in operating cash flow was primarily due to increases in working capital as discussed above, partially offset by an increase in net income. The cash flow provided by operating activities was primarily used to fund the AgEquipment Acquisition and capital expenditures.

     Capital expenditures were $45.2 million in 1996 compared to $45.3 million in 1995 and $20.7 million in 1994. The increase in 1995 compared to 1994 primarily resulted from a full year's impact of capital expenditures recorded in 1995 by the Company's European operations related to its manufacturing operations. For all years, the Company's capital expenditures related to the development of new and existing products as well as the maintenance and improvement of existing facilities. The Company currently estimates that aggregate capital expenditures for 1997 will range from approximately $70.0 million to $80.0 million and will primarily be used to support the development and enhancement of new and existing products. The increase in the expected capital expenditures in 1997 is primarily the result of capital expenditures required for the manufacturing operations acquired in the Deutz Argentina and Fendt Acquisitions. The capital expenditures for 1997 are expected to be funded with cash flows from operations.

     The Company's debt to capitalization ratio for its Equipment Operations was 42.3% at December 31, 1996 compared to 37.7% at December 31, 1995, assuming conversion of the Convertible Subordinated Debentures at December 31, 1995 (see
Note 8 to the Consolidated Financial Statements). The increase in the Company's leverage was due to increased borrowing requirements to fund the Maxion, Western Combine and Deutz Argentina Acquisitions.

     The Company believes that available borrowings under the January 1997 Credit Facility, available cash and internally generated funds will be sufficient to support its working capital, capital expenditures, and debt service requirements for the foreseeable future.

     The Company from time to time reviews and will continue to review acquisition and joint venture opportunities as well as changes in the capital markets. If the Company were to consummate a significant acquisition or elect to take advantage of favorable opportunities in the capital markets, the Company may supplement availability or revise the terms under its credit facilities or complete public or private offerings of equity or debt securities.

CHARGES FOR NONRECURRING EXPENSES

  Maxion Acquisition

     The Company identified $6.0 million of nonrecurring expenses related to the integration and restructuring of the Company's Brazilian operations, acquired in June 1996 as a result of the Maxion Acquisition. The Company recorded $4.7 million of nonrecurring expenses during 1996 to recognize a portion of these costs. These costs are primarily related to the rationalization of manufacturing, sales and administrative functions designed to resize the operations to current sales and production volumes. Savings from the integration and restructuring of the Brazilian operations are expected to result primarily in reduced selling, general and administrative expenses and product cost reductions. The Company expects to record the remaining $1.3 million of nonrecurring expenses and complete the integration in 1997. While the Company believes that cost savings from its restructuring plans can be attained, there can be no assurance that all objectives of the restructuring will be achieved.

  Massey Acquisition

     The Company identified $19.5 million of nonrecurring expenses primarily related to the initial integration and restructuring of the Company's European operations, acquired in June 1994 as a result of the Massey Acquisition. The Company recorded a charge of $13.5 million in the fourth quarter of 1994 to recognize a portion of these costs and recorded the remaining $6.0 million in 1995. These costs primarily related to the centralization and rationalization of the Company's European operations' administrative, sales and marketing functions. Prior to the Massey Acquisition, Massey's operations were organized in a decentralized business unit structure. The Company's restructuring plan has centralized many functions duplicated under the previous organization. This restructuring has resulted in a reduction in personnel and the elimination of administrative offices, thereby eliminating excessive costs and redundancies in future periods. The combined $19.5 million charge recorded through December 31, 1995 included estimates for employee severance, contractual obligations arising from the acquisition and certain payroll expenses incurred through December 31, 1995 for employees that have been terminated or will be terminated in future periods. All of the costs associated with the $19.5 million charge recorded through December 31, 1995 have been incurred.

     The Company's successful implementation of its restructuring plan has resulted in significant savings in the Company's European operations. The majority of these savings resulted from personnel reductions, facilities rationalizations, and other savings which primarily resulted from the centralization of the Company's European operations' administrative, sales and marketing functions. In addition, the Company has achieved material cost savings from the redesign of certain components, an increased use of common components throughout the Massey product line and more effective purchasing from the centralization of that function. In addition, material cost savings have been achieved from the Company's strategic alliance with Renault Agriculture S.A. (the "GIMA Joint Venture") to produce driveline assemblies for both companies. By sharing overhead and engineering costs, the GIMA Joint Venture resulted in decreased costs for these components.

     In 1996, the Company recorded approximately $10.3 million of nonrecurring expenses related to the further restructuring of the Company's European operations, acquired in June 1994 as a result of the Massey Acquisition. These costs primarily related to the centralization of certain parts warehousing, administrative, sales and marketing functions. The Company expects to record an additional $7.5 million of nonrecurring expenses and to complete the restructuring in 1997. Savings from the further restructuring of the Company's European operations are expected to result primarily from reduced selling, general and administrative expenses primarily relating to the Company's parts warehousing, finance, dealer communications, sales and marketing functions. While the Company believes that cost savings from its restructuring plan can be attained, there can be no assurance that all objectives of the restructuring will be achieved.

  White-New Idea Acquisition

     In the first quarter of 1994, the Company recorded a $6.0 million charge for nonrecurring expenses related to the integration of White-New Idea, which was acquired in December 1993. The nonrecurring charge included employee severance and relocation expenses, costs associated with operating duplicate parts distribution operations, costs for dealer signs and other nonrecurring costs related to the integration.

     Savings from the integration of White-New Idea resulted primarily from the elimination of three of White-New Idea's four parts distribution facilities and the consolidation of the Company's and White-New Idea's parts distribution operations. In addition, certain efficiencies and cost savings were achieved in sales, marketing and administrative functions resulting from the integration of these operations in the first quarter of 1994.

OUTLOOK

     The Company's operations are subject to the cyclical nature of the agricultural industry. Sales of the Company's equipment have been and are expected to continue to be affected by changes in net cash farm income, farm land values, weather conditions, the demand for agricultural commodities and general economic conditions.

     The outlook for worldwide sales of agricultural equipment expenditures remains positive. In North America, as a result of low worldwide grain stocks, high commodity prices and government payments to farmers under the new U.S. Farm Bill, net cash farm income has remained at high levels and farmer balance sheets remain strong, which the Company believes will enable farmers to make necessary purchases of equipment in 1997. These factors should increase farmers' confidence and result in continued replacement demand for agricultural equipment.

     The Western European agricultural market continues to benefit from increased export demand and high commodity prices. These items should continue to support the farmers' replacement demand. Over the longer term, demand for farm equipment in some parts of Europe is expected to exhibit a slow, modest decline due to a shift to fewer but larger farms. This consolidation is expected to be offset, to some extent, by increased sales of more expensive higher horsepower equipment to support larger farms.

     Beginning in the second half of 1995, the Brazilian agricultural equipment market experienced a significant decline due to high farm debt levels and the Brazilian Central Bank's suspension of all loans for agricultural purposes under the FINAME loan program. Although the loan program has been reinstated, the high farm debt levels have negatively impacted farm equipment sales in 1996 and may impact results in 1997. In general, outside of North America and Western Europe, continued general economic improvement, the increasing affluence of the population in certain developing countries and the increased availability of funding sources should positively support equipment demand. As a result of these favorable market conditions, the Company's production levels in 1997 are forecasted to be modestly higher than the prior year.

     The information contained in this "Outlook" section includes forward-looking statements. For a discussion of important factors that could affect such matters, see "Risk Factors."

FOREIGN CURRENCY RISK MANAGEMENT

     The Company has significant manufacturing operations in the United States, the United Kingdom, France, Brazil, and, as a result of the Company's recent acquisitions, Argentina and Germany, and it purchases a portion of its tractors, combines and components from third party foreign suppliers primarily in various European countries and in Japan. The Company also sells products in over 140 countries throughout the world. Fluctuations in the value of foreign currencies create exposures which can adversely affect the Company's results of operations.

     The Company attempts to manage its foreign exchange exposure by hedging identifiable foreign currency commitments arising from receivables, payables, and expected purchases and sales. Where naturally offsetting currency positions do not occur, the Company hedges its exposures through the use of foreign currency forward contracts. The Company's hedging policy prohibits foreign currency forward contracts for speculative trading purposes.

ACCOUNTING CHANGES

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation", which requires companies to estimate the value of all stock-based compensation using a recognized pricing model. The Company has adopted the disclosure requirements of this statement and has chosen to continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25 to stock-based employee compensation arrangements as allowed by Statement No. 123. As a result, the adoption of this new standard did not have an effect on the Company's financial position or results of operations.

     Effective January 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which established accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, as well as for long-lived assets and certain identifiable intangibles to be disposed. The adoption of this new standard did not have a material effect on the Company's financial position.

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of postemployment benefits for former or inactive employees after employment but before retirement. The adoption of this new standard did not have a material effect on the Company's financial position or results of operations.

FORWARD LOOKING STATEMENTS

     Portions of this Prospectus include forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including the information set forth under "-- Outlook". Although the Company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Additionally, the Company's financial results are sensitive to movement in interest rates and foreign currencies, as well as general economic conditions, pricing and product actions taken by competitors, production disruptions and changes in environmental, international trade and other laws which impact the way in which it conducts its business. Important factors that could cause actual results to differ materially from the Company's current expectations are disclosed in conjunction with the forward looking statements included herein. See also "Risk Factors" for a discussion of certain factors that could affect the information contained in the forward looking statements.

                                    BUSINESS

     AGCO is a leading manufacturer and distributor of agricultural equipment throughout the world. The Company sells a full range of agricultural equipment and related replacement parts, including tractors, combines, hay tools and forage equipment and implements. The Company's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: Massey Ferguson(R), AGCO(R) Allis, GLEANER(R), Hesston(R), White, SAME, Landini, White-New(R) Idea, Black Machine, AGCOSTAR(TM), Glencoe(R), Tye(R), Farmhand(R), Maxion, IDEAL, PMI, Deutz and Fendt. The Company distributes its products through a combination of over 7,500 independent dealers, wholly-owned distribution companies, associates and licensees. In addition, the Company provides retail financing in North America, the United Kingdom, France and Germany through its finance joint ventures with Rabobank.

     For the year ended December 31, 1996, the Company's revenues were approximately $2.3 billion, of which $1.5 billion, or 63%, were outside of North America. For the period from 1992 to 1996, the Company's revenues increased at a compound annual growth rate of 65%. This growth in revenues has resulted primarily from the Company's ability to increase penetration of its existing markets and through acquisitions. The Company has increased penetration in its existing markets primarily through expanding and strengthening its independent dealer network, selling complementary non-tractor products, expanding its replacement parts business and introducing new products to meet the growing needs of its customers. For example, the Company has been able to increase sales, as well as dealer focus on its products, by establishing crossover contracts within its North American dealer network. In a crossover contract, an existing dealer carrying one of the Company's brands contracts to sell an additional AGCO brand. Since January 1992, the Company has signed over 2,200 new dealer contracts, the majority of which represent crossover contracts. Additionally, approximately 1,750 of the Company's approximately 2,800 dealers in North America carry two or more AGCO brands. Furthermore, the Company has introduced a number of product improvements including the redesigned Massey Ferguson high horsepower 6100/8100 Series tractors, an 18-speed powershift transmission for the higher horsepower AGCO Allis 9600 Series and the White 6100 Series tractors, and water-cooled engines for the GLEANER combine. The Company continues to invest in new product technology and innovation in order to remain competitive in the market.

     The Company has also grown through a series of 14 acquisitions for consideration aggregating approximately $1,222.7 million. These acquisitions have allowed the Company to broaden its product line, expand its dealer network and establish strong market positions in several new markets throughout North America, South America, Western Europe and the rest of the world. The Company has achieved significant cost savings and efficiencies from its acquisitions by eliminating duplicative administrative, sales and marketing functions, rationalizing its dealer network, increasing manufacturing capacity utilization and expanding its ability to source certain products and components from third party manufacturers.

     The Company's primary business objective is to achieve profitable growth. The Company's strategic plan is based on internal growth for its existing business and strategic acquisitions which provide an opportunity to provide returns in excess of the Company's cost of capital. Key elements of the Company's business strategy are: (i) expanding and strengthening the Company's worldwide organization of independent dealers and distributors; (ii) marketing multiple brands through multiple dealer networks; (iii) selling complementary non-tractor products through its international distribution channel; (iv) introducing competitive new products in all markets which meet the needs of customers and provide reasonable margins; (v) expanding the international replacement parts business; (vi) focusing on increasing margins through controlling product costs and operating expenses; and (vii) pursuing strategic acquisitions focusing on new products and distribution in new markets.

RECENT DEVELOPMENTS

  Fendt Acquisition.

     On January 20, 1997, the Company acquired the operations of Fendt for approximately $283.5 million plus approximately $38.0 million of assumed working capital debt. Fendt, which had 1995 sales of approximately $580.0 million, manufactures and sells tractors ranging from 45 to 260 horsepower through a network of independent agricultural cooperatives and dealers in Germany and a network of approximately 250 dealers throughout Europe. With this acquisition, AGCO has the number one market share in Germany and the number two market share in France, two of Europe's largest agricultural equipment markets. In connection with the Fendt Acquisition, the Company also acquired a caravan business which assembles and sells a line of travel trailers and sells a line of motor homes which are manufactured on behalf of Fendt by a third party supplier.

     Fendt owns and operates three manufacturing facilities in Germany. Approximately 80% to 85% of Fendt's sales in Germany are effected through agricultural cooperatives. The remainder are through dealers mainly in North and East Germany. Sales outside of Germany are carried out through company sales organizations in France, Italy and Australia, and through independent distributors in other European countries.

  Deutz Argentina Acquisition.

     On December 27, 1996, the Company acquired the operations of Deutz Argentina for approximately $62.5 million. Deutz Argentina, with 1995 sales of approximately $109.0 million, supplies agricultural equipment, engines and trucks to Argentina and other markets in South America. Deutz Argentina distributes a broad range of tractor models in Argentina under the Deutz brand name ranging from 60 to 190 horsepower, combines under the Deutz Fahr brand name, and light trucks and agricultural implements. In addition, Deutz Argentina manufactures Deutz diesel engines for distribution to other equipment manufacturers and for use in its own equipment.

     AGCO acquired Deutz Argentina's three manufacturing and assembly facilities. Deutz Argentina distributes products through approximately 85 independent dealers in Argentina with approximately 225 outlets. In addition, Deutz Argentina produces 70 to 140 horsepower transaxles in Argentina and exports them to Agrale's Brazilian production facility for assembly and marketing under the Deutz-Agrale brand name. Deutz Argentina's engines are produced in Argentina and are included in the vehicles which are sold in the Argentina market. The Deutz Argentina Acquisition enhanced the Company's presence in the agricultural equipment market in South America by acquiring a market leadership position in Argentina, which is the second largest market in South America.

  Maxion Acquisition.

     On June 28, 1996, the Company acquired the Maxion Agricultural Equipment Business for approximately $260.0 million. The Maxion Agricultural Equipment Business, with 1995 sales of approximately $265.0 million, was AGCO's Massey Ferguson licensee in Brazil, manufacturing and distributing agricultural tractors under the Massey Ferguson brand name, combines under the Massey Ferguson and IDEAL brand names, and industrial loader-backhoes under the Massey Ferguson and Maxion brand names.

     AGCO acquired Iochpe-Maxion's tractor and combine manufacturing facilities. The acquired facilities, like the Company's other facilities, are primarily assembly operations with all major components such as engines and transmissions being outsourced. The Company's current product line consists of quality products of a lower specification and lower cost to meet the demands of the Brazilian market. In connection with the acquisition, the Company entered into an engine supply agreement with Iochpe-Maxion to continue to source certain engines for use in AGCO's Brazilian production.

     The Maxion Agricultural Equipment Business distributes products under the Massey Ferguson and IDEAL brand names through approximately 175 independent dealers with approximately 360 outlets. IDEAL also has independent distributor representation in Argentina, Chile, Ecuador, Paraguay and Uruguay and the industrial line has distributors in Argentina and Uruguay. The Maxion Acquisition enhanced the Company's presence in the agricultural equipment market in South America by acquiring a market leadership position in Brazil, which is the largest market in South America. The independent dealers and distributors are responsible for retail sales to end users and after-sales service and support. In Brazil, dealers are prohibited from carrying competing brands of tractors or combines from other manufacturers.

  Agricredit Joint Venture.

     On November 1, 1996, the Company sold a 51% interest in Agricredit, the Company's wholly owned finance subsidiary, to a wholly owned subsidiary of Rabobank. The Company received total consideration of approximately $44.3 million in the transaction. Under the Agricredit Joint Venture, Rabobank has a 51% interest in Agricredit and the Company retained a 49% interest in Agricredit. The Agricredit Joint Venture has continued the business of Agricredit and seeks to build a broader asset-based finance business through the addition of other lines of business. The Company has established similar joint venture arrangements with Rabobank with respect to its retail finance companies located in the United Kingdom, France and Germany. See "-- Retail Financing/Joint Ventures."

  New Credit Facility.

     On January 14, 1997, the Company replaced its $650 million March 1996 Credit Facility with the January 1997 Credit Facility, which initially provided for borrowings of up to $1.0 billion. On February 24, 1997, the Company amended the January 1997 Credit Facility to increase available borrowings to $1.2 billion. The January 1997 Credit Facility is the Company's primary source of financing. Borrowings under the January 1997 Credit Facility may not exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Lending commitments under the January 1997 Credit Facility reduce to $1.1 billion on January 1, 1998 and $1.0 billion on January 1, 1999. If the Company consummates offerings of debt or capital stock (including the Offering) prior to such dates, the proceeds of such offerings will be used to reduce the lending commitments, but not below $1.0 billion. The Company used borrowings under the March 1996 Credit Facility to finance the Deutz Argentina Acquisition and borrowings under the January 1997 Credit Facility to finance the Fendt Acquisition. Pro forma for the January 1997 Credit Facility and the Fendt Acquisition, at December 31, 1996, the Company would have had approximately $576.1 million available for borrowing under the January 1997 Credit Facility. The Company will use the net proceeds from the Offering to repay a portion of its borrowings under the January 1997 Credit Facility. Pro forma for such repayment the Company would have had approximately $576.1 million available for borrowing under the January 1997 Credit Facility at December 31, 1996.

STRATEGY

     The Company's primary business objective is to achieve profitable growth. The Company's strategic plan is based on internal growth for its existing business and strategic acquisitions which provide an opportunity to provide returns in excess of its cost of capital.

     Key elements of the Company's business strategy are: (i) expanding and strengthening the Company's worldwide organization of independent dealers and distributors; (ii) marketing multiple brands through multiple dealer networks;
(iii) selling complementary non-tractor products through its international distribution channel; (iv) introducing competitive new products in all markets which meet the needs of customers and provide reasonable margins; (v) expanding the international replacement parts business; (vi) focusing on increasing margins through controlling product costs and operating expenses; and (vii) pursuing strategic acquisitions focusing on new products and distribution in new markets.

     Expanding and Strengthening the Company's Worldwide Organization of Independent Dealers and Distributors. The Company believes that one of the most important criteria affecting a farmer's decision to purchase a particular brand of equipment is the quality of the dealer who sells and services the equipment. The Company's Dealer Development Organization in North America is responsible for monitoring each dealer's performance and profitability as well as establishing programs which focus on the continual improvement of the dealer. The Dealer Development Organization is also responsible for identifying open markets with the greatest potential for each brand and selecting an existing AGCO dealer, or a new dealer, who would best represent the brand in that territory. AGCO protects each existing dealer's territory and will not place the same brand within that protected area.

     Internationally, the Company has established a central Dealer Development Organization which is modeled on the one in North America. Currently, this organization is focusing on the development of the

Massey Ferguson dealers. For example, the Company believes that it increased its market share in Germany and Spain in 1995 in part as a result of dealer development activities, including the recruitment of new dealers.

     Marketing Multiple Brands Through Multiple Dealer Networks. The Company has individual dealer contracts in North America for each of its fourteen brands marketed in North America. Within these multiple dealer-brand networks, AGCO maintains distinct brand identities through product differentiation and separate marketing programs. Although certain of the Company's products may compete at the retail level, the Company believes this strategy enables the Company to maintain a large distribution network and position each of its products to target particular market niches and maximize the sales and profitability of its products.

     The Company has been able to increase sales, as well as dealer focus on its products, by establishing crossover contracts within its North American dealer network. In a crossover contract, an existing dealer carrying one of the Company's brands contracts to sell an additional AGCO brand. This strategy was developed in conjunction with the Company's acquisitions of Hesston Corporation and the White Tractor Division of Allied Products Corporation, and since January 1992, the Company has signed over 2,200 new dealer contracts, the majority of which represent crossover contracts. Additionally, approximately 1,750 of the Company's approximately 2,800 dealers in North America carry two or more AGCO brands. Due to existing contractual arrangements, not all the Company's dealers can contract to carry additional Company product lines. However, the Company believes that significant opportunities remain for incremental sales through additional crossover contracts within its existing North American network of Massey Ferguson, AGCO Allis, GLEANER, Hesston, White, SAME, Landini, White-New Idea, Black Machine, AGCOSTAR, Glencoe, Tye, Farmhand and PMI dealers. The Fendt Acquisition will enable AGCO to expand its multiple brand strategy outside North America by adding another brand to complement Massey Ferguson.

     Selling Complementary Non-Tractor Products Internationally. Massey Ferguson is the most widely sold tractor brand in the world. Prior to the Massey Acquisition, Massey Ferguson generated approximately 89% of its sales from tractors and parts. Comparatively, AGCO generated approximately 55% of its sales from hay tools and forage equipment, planters, spreaders, combine harvesters and other non-tractor agricultural equipment and parts. Since the Massey Acquisition, AGCO has increased its sales of non-tractor agricultural equipment and parts by cross-selling these products under the Massey Ferguson brand name through its established international distribution channels. The acquisitions of Maxion, Deutz Argentina and Fendt provide AGCO with additional opportunities to distribute non-tractor products in South America and Europe.

     Introducing Competitive New Products. Since 1991 the Company has increased the scope and competitiveness of its product line through acquisitions and new product introductions. The Company has completed acquisitions which expanded the Company's product offerings into segments of the agricultural equipment market in which the Company did not previously compete and enhanced the competitiveness of the Company's products within existing segments. Since late 1991, the Company has introduced the Series 2 GLEANER combine, a number of product improvements including the redesigned Massey Ferguson high horsepower 6100/8100 Series tractors, an 18-speed powershift transmission for the higher horsepower AGCO Allis 9600 Series and the White 6100 Series tractors, and water-cooled engines for the GLEANER combine. In addition, through the Company's acquisition of Black Machine, AGCO added a unique patented technology for the "2-in-1" planter frame. Similarly, the AGCOSTAR articulated tractors were added to AGCO's product offering as the result of the acquisition of McConnell Tractor. Through the acquisition of AgEquipment, the Company added no-till and minimum tillage implements to its product lines. The acquisition of Fendt gives AGCO additional product lines which could be sold through the AGCO distribution network including a high specification vineyard tractor and a tool carrier.

     The Company, in conjunction with a European affiliate, is one of the leading innovators in precision farming techniques, such as yield mapping. Through precision farming, farmers can customize applications and planting rates to each section of the field for maximum growth potential. Most recently, AGCO introduced FIELDSTAR(TM), a system that uses satellite technology to give farmers the most accurate data to boost their productivity. The Company continues to invest in new product technology and innovation in order to remain competitive in the market.

     Expanding the International Replacement Parts Business. Sales of replacement parts (i) typically generate higher gross margins than new product sales, (ii) provide a potentially large and recurring revenue stream due to average product lives of 10 to 20 years and (iii) historically have been less cyclical than new product sales. Replacement parts sales generated approximately $203.2 million, or 34% of the Company's net sales in 1993, $359.5 million, or 20% of the Company's pro forma net sales in 1994 (assuming the acquisition of Massey Ferguson was completed at the beginning of the year), $369.9 million, or 18% of the Company's net sales in 1995 and $403.5 million, or 17% of the Company's net sales in 1996. Even though the Massey Acquisition added a significant dollar volume of parts sales, the percentage of parts sales to total sales for Massey for 1993 (the last full year prior to the acquisition by the Company) was only 14%, much below the industry average of 20%. Prior to the acquisition, Massey did not maximize parts support for older field equipment in use. With over two million Massey Ferguson tractors sold internationally since 1972, there is significant opportunity to capture a larger portion of these high-margin replacement parts sales in international markets. Similar opportunities for expansion of international replacement parts sales exist as a result of the Fendt acquisition where Fendt tractor parts accounted for approximately 10% of Fendt's total net tractor sales in 1995.

     Focusing on Increasing Margins through Controlling Product Costs and Operating Expenses. AGCO balances manufacturing and distribution in order to control manufacturing costs and increase its operating flexibility. The Company has consolidated the manufacture of its products in certain locations to take advantage of capacity, technology or local costs. Furthermore, AGCO continues to balance its manufacturing resources with externally sourced machinery, components and replacement parts to enable the Company to better control inventory.

     AGCO also has two strategic alliances which enable the Company to share overhead and product development costs, thereby reducing product costs for all parties. Hay & Forage Industries is a joint venture with Case Corporation to produce hay and forage equipment for both companies under the Hesston (for AGCO) and Case brand names. AGCO also formed a joint venture with Renault Agriculture S.A. to produce driveline assemblies for higher horsepower AGCO and Renault tractors at AGCO's facility in Beauvais, France.

     AGCO has one corporate structure supporting its multiple brands and independent dealer organizations. Accordingly, the Company has significantly lowered the costs of acquired company operations by eliminating duplicate functions and operations. The Fendt Acquisition provides the opportunity to eliminate manufacturing costs and other expenses by combining the Fendt and AGCO international operations. Additionally, AGCO will have the opportunity to reduce manufacturing costs through purchasing and sourcing synergies.

     Strategic Acquisitions. AGCO has been the principal consolidator in the agricultural equipment industry and continues to review acquisition and joint venture opportunities that will further broaden its product line, distribution network or geographic presence. The Company has historically been successful in integrating the operations of acquired companies. Massey Ferguson's international machinery sales have increased 45% since 1993, the year prior to acquisition. Additionally, the Company has reduced Massey's international operating expense margin from its 1993 level of 14.1% to 7.4% in 1996.

MARKETING AND DISTRIBUTION

     Western European Distribution. In Western Europe, fully assembled tractors and other Massey Ferguson-branded equipment are marketed by wholly owned distribution companies in the United Kingdom, France, Germany, Norway, Spain, Denmark and Sweden. In addition, the Company utilizes an associated company to distribute Massey Ferguson-branded products in Italy. These distribution companies support a combined network of approximately 1,500 independent dealers in Western Europe. In addition, the Company sells through independent distributors in Western Europe, which distribute through approximately 530 Massey Ferguson dealers. Dealers are responsible for retail sales to the equipment end users and in most cases carry competing or complementary products from other manufacturers. As a result of the Fendt Acquisition, the Company also manufactures and sells tractors ranging from 45 to 260 horsepower through a network of independent agricultural cooperatives and dealers in Germany and a network of 250 dealers throughout Europe.

     North American Distribution. In North America, the Company markets and distributes its farm machinery, equipment and replacement parts to farmers through a network of approximately 7,000 dealer contracts, with dealers in 49 states and all ten Canadian provinces. Each of the Company's approximately 2,800 independent dealers represents one or more of the Company's distribution lines or brand names. Dealers may also handle competitive and dissimilar lines of products. The Company intends to maintain the separate strengths and identities of its brand names and product lines. The Company has been able to increase sales, as well as dealer focus on its products, by establishing crossover contracts.

     South American Distribution. The Company markets and distributes its farm machinery, equipment and replacement parts to farmers in South America through several different networks. In Brazil, the Company distributes products under the Massey Ferguson and IDEAL brand names through the Maxion network, which consists of approximately 140 independent dealers with approximately 360 outlets, and under the Deutz-Agrale brand name through 89 dealers. In Argentina, the Company distributes its products under the IDEAL brand name through independent distributors and under the Deutz brand name through approximately 85 independent dealers with approximately 225 outlets. The Company also distributes products in Chile, Ecuador, Paraguay and Uruguay under the IDEAL brand name.

     International Distribution. Outside North America, South America and Western Europe, the Company operates primarily through the Company's network of approximately 2,600 independent distributors and dealers, as well as associates and licensees, marketing Massey products and providing customer service support in approximately 100 countries in Africa, the Middle East, Eastern Europe and Asia. These arrangements allow AGCO to benefit from local market expertise to establish strong market positions with limited investment. In some cases, AGCO also sells agricultural equipment directly to governmental agencies. The Company believes there is significant potential long-term demand for agricultural equipment in developing countries where the agricultural equipment markets are less developed. The Company also believes that the Massey Ferguson brand name is the most widely recognized brand name in these markets. The Company will continue to actively support the local production and distribution of Massey Ferguson-licensed products by third party distributors, associates and licensees.

RETAIL FINANCING/JOINT VENTURES

     Through the Agricredit Joint Venture in the United States and Canada, the Company provides a competitive and dedicated financing source for AGCO dealers' sales of the Company's products as well as equipment produced by other manufacturers. Agricredit has experienced significant growth since the beginning of 1993 from two primary sources. First, growth has been generated through Agricredit's penetration into the AGCO dealer organization. Agricredit began providing financing in Canada in September 1993. In addition, the Agricredit Joint Venture will seek to build a broader asset-based finance business through the addition of other lines of business.

     The Company also owns minority interests in three retail finance companies located in the United Kingdom, France and Germany. These companies are owned 49% by AGCO and 51% by a wholly owned subsidiary of Rabobank.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

                 NAME                    AGE                  POSITION
                 ----                    ---                  --------
Robert J. Ratliff(1)(5)................  65    Chairman of the Board of Directors
J-P Richard(1)(2)(5)...................  54    President, Chief Executive Officer and
                                                 Director
John M. Shumejda.......................  51    Executive Vice President, Technology
                                               and Manufacturing
James M. Seaver........................  50    Executive Vice President, Sales and
                                                 Marketing
Norman L. Boyd.........................  53    Vice President, General Manager --
                                                 Europe/Middle East/Africa
                                                 Distribution
Judith A. Czelusniak...................  39    Vice President -- Corporate Relations
Larry W. Gutekunst.....................  59    Vice President -- Global Engineering
Daniel H. Hazelton.....................  58    Vice President -- Sales, North America
Dan Ioschpe............................  32    Vice President, General
                                               Manager -- South America Supply
Aaron D. Jones.........................  51    Vice President -- Global
                                                 Manufacturing/Purchasing
Stephen D. Lupton......................  52    Vice President -- Legal Services,
                                                 International
John G. Murdoch........................  51    Vice President, General
                                               Manager -- North America Distribution
William A. Nix III.....................  45    Vice President -- Treasurer
Chris E. Perkins.......................  34    Vice President and Chief Financial
                                               Officer
Bruce W. Plagman.......................  45    Vice President, General
                                               Manager -- North America Supply
Dexter E. Schaible.....................  47    Vice President -- Global Product
                                                 Development
Patrick S. Shannon.....................  34    Vice President -- Director of Finance,
                                                 International
Michael F. Swick.......................  50    Vice President and General Counsel
Edward R. Swingle......................  55    Vice President -- Parts, North America
Henry J. Claycamp(1)(3)(4).............  65    Director
William H. Fike(3)(5)(6)...............  60    Director
Gerald B. Johanneson(1)(4)(5)..........  62    Director
Richard P. Johnston(1)(4)(6)...........  66    Director
J. Patrick Kaine.......................  71    Director
Alan S. McDowell(6)(7).................  48    Director
Charles S. Mechem, Jr.(3)(7)...........  66    Director
Hamilton Robinson, Jr.(1)(4)(7)........  62    Director

---------------

(1) Member of the Executive Committee of the Board of Directors of the Company.
(2) J-P Richard, who has been a Director of the Company since January 1993, was appointed President and Chief Executive Officer of the Company in November 1996. From November 1993 to November 1996, Mr. Richard was President and Chief Executive Officer of Insituform Technologies Incorporated. From October 1991 to November 1993, Mr. Richard was President of Massey Ferguson, a subsidiary of Varity.
(3) Member of the Nominating Committee of the Board of Directors of the Company.
(4) Member of the Succession Planning Committee of the Board of Directors of the Company.
(5) Member of the Strategic Planning Committee of the Board of Directors of the Company.

(6) Member of the Compensation Committee of the Board of Directors of the Company.
(7) Member of the Audit Committee of the Board of Directors of the Company.

                              SELLING STOCKHOLDER

     Mr. Robert J. Ratliff is offering to sell 200,000 shares of Common Stock in the Offering. The Company has agreed to pay all of Mr. Ratliff's expenses incurred in connection with the Offering, including the underwriting discount. Mr. Ratliff owned 1,090,202 shares of Common Stock, or 1.9% of the shares of Common Stock outstanding, as of December 31, 1996 and will own 890,202 shares of Common Stock, or 1.4% of the shares of Common Stock outstanding, upon completion of the Offering. The shares owned by Mr. Ratliff prior to the Offering include 9,000 shares which may be purchased upon exercise of options which are currently exercisable, 2,742 shares of Common Stock owned by Mr. Ratliff's wife, 200,000 shares of Common Stock beneficially owned by Mr. Ratliff as trustee of the Robert J. Ratliff Charitable Remainder Unitrust and 778,360 shares owned by a family limited partnership of which Mr. Ratliff controls the general partner. Mr. Ratliff has been a Director of the Company since June 1990 and Chairman of the Board of Directors since August 1993. He was Chief Executive Officer of the Company from June 1990 to November 1996 and President from June 1990 to December 1995.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. In January 1994, the Company established a series of preferred stock designated "Junior Cumulative Preferred Stock" (the "Junior Preferred Stock") in connection with the adoption of a Stockholder Rights Plan. As of March 3, 1997, 57,274,686 shares of Common Stock were issued and outstanding. No shares of Junior Preferred Stock have been issued.

COMMON STOCK

     Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of preferred stock. The outstanding shares of Common Stock are duly and validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the Junior Cumulative Preferred Stock and any other series of preferred stock which the Company may issue in the future as described below.

     The Common Stock trades on the New York Stock Exchange under the symbol
"AG."

PREFERRED STOCK

     The Company has designated 300,000 shares of preferred stock as Junior Preferred Stock, which may be issued upon the exercise of any of the preferred stock purchase rights that are associated with the Common Stock. See
"-- Stockholder Rights Plan."

     The Company has 700,000 shares of authorized but undesignated preferred stock. The Board of Directors is authorized to provide for the issuance of additional classes and series of preferred stock out of these undesignated shares, and the Board of Directors may establish the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any such additional class or series of preferred stock, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders of the Company. The issuance of preferred stock by the Board of Directors could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company.

STOCKHOLDER RIGHTS PLAN

     On January 26, 1994, the Board of Directors approved a rights agreement setting forth the terms of a stockholder rights plan (the "Rights Plan"). At the 1994 Annual Stockholder Meeting, the Company's stockholders approved the Rights Plan. Under the terms of the Rights Plan, one-third of a preferred stock purchase right (a "Right") is attached to each outstanding share of Common Stock. Under the terms of the Rights Plan, each Right entitles the holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Junior Cumulative Preferred Stock, par value $.01 per share, at a purchase price of $200 per Unit (the "Purchase Price"), subject to adjustment. The Rights contain provisions that are designed to protect the stockholders in the event of certain unsolicited attempts to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, and other takeover tactics which the Board of Directors believes may be abusive and not in the best interests of stockholders. Distribution of Rights will not alter the financial strength of the Company or interfere with its business plans. The distribution of the Rights is not dilutive, does not affect reported earnings per share, is not taxable either to the recipient or to the Company and will not change the way in which stockholders can currently trade shares of the Company's Common Stock. The Rights may be redeemed by the Company at $0.01 per Right prior to their expiration on April 27, 2004.

CERTAIN CHARTER AND BYLAW PROVISIONS

     Stockholders' rights and related matters are governed by the Company's Certificate of Incorporation and its Bylaws. Certain provisions of the Certificate of Incorporation and Bylaws of the Company, which are summarized below, may make it more difficult to change the composition of the Company's Board of Directors and may delay, defer or prevent any attempt by a person or group to obtain control of the Company.

     Staggered Board of Directors. The Company's Bylaws provide that the Board of Directors is divided into three classes of directors serving staggered terms. Each class holds office for a three year term. The staggered terms for directors may affect the stockholders' ability to change the composition of the Board of Directors.

     Special Meetings. Under the Company's Bylaws, special meetings of the stockholders may be called by stockholders only upon the written request of stockholders holding at least 25% of the total number of shares of Common Stock then outstanding and entitled to vote.

     Advance Notice of Director Nominations and New Business. The Company's Bylaws provide that with respect to an annual meeting of stockholders, the proposal of business to be considered by stockholders (including the nomination of directors) may be made only (i) by or at the direction of the Board of Directors or (ii) by a stockholder who has complied with the advance notice procedures set forth in the Bylaws.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and certain shares held by employee stock plans); or

(iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and (b) one or more United States fiduciaries have the authority to control all substantial decisions of the trust. This discussion is based on current law and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including certain U.S. expatriates). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he (i) meets a lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax (if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country absent knowledge to the contrary. Proposed Treasury regulations, which are proposed to be effective for payments made after December 31, 1997, however, generally would require Non-U.S. Holders to file an I.R.S. Form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. A Non-U.S.

Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OF COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain either is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation); (ii) the Non-U.S. Holder is an individual who holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10% of the gain derived from such disposition), or
(b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during this period generally would not be subject to United States federal income tax, provided that the Common Stock is regularly traded on an established securities market.

ESTATE TAX

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above under "Dividends") generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor.

     The payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary). Proposed regulations state that backup withholding will not apply to such payments unless the broker has actual knowledge that the payee is a U.S. person.

     Backup withholding is not an individual tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the U.S. "Underwriters"). Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholder and the U.S. Underwriters, the Company for its own account and the Selling Stockholder severally have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite its name below.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    798,334
Donaldson, Lufkin & Jenrette Securities Corporation.........    798,333
Morgan Stanley & Co. Incorporated...........................    798,333
Credit Suisse First Boston Corporation......................     70,000
Dean Witter Reynolds Inc....................................     70,000
Deutsche Morgan Grenfell Inc................................     70,000
Dillon, Read & Co. Inc......................................     70,000
A.G. Edwards & Sons, Inc....................................     70,000
Goldman, Sachs & Co.........................................     70,000
J.P. Morgan Securities Inc..................................     70,000
Oppenheimer & Co., Inc......................................     70,000
PaineWebber Incorporated....................................     70,000
Salomon Brothers Inc .......................................     70,000
Smith Barney Inc............................................     70,000
Toronto Dominion Securities (USA) Inc.......................     70,000
Wasserstein Perella Securities, Inc.........................     70,000
Robert W. Baird & Co. Incorporated..........................     35,000
George K. Baum & Company....................................     35,000
Sanford C. Bernstein & Co., Inc.............................     35,000
Dain Bosworth Incorporated..................................     35,000
Forum Capital Markets L.P...................................     35,000
Interstate/Johnson Lane Corporation.........................     35,000
Edward D. Jones & Co., L.P..................................     35,000
Kirkpatrick, Pettis, Smith, Polian Inc......................     35,000
Legg Mason Wood Walker, Incorporated........................     35,000
McDonald & Company Securities, Inc..........................     35,000
Rauscher Pierce Refsnes, Inc................................     35,000
The Robinson-Humphrey Company, Inc..........................     35,000
Scott & Stringfellow, Inc...................................     35,000
                                                              ---------
              Total.........................................  3,760,000
                                                              =========

     The Company and the Selling Stockholder have also entered into an international purchase agreement (the "International Purchase Agreement" and together with the U.S Purchase Agreement, the "Purchase Agreements") with certain underwriters outside the United States and Canada (the "International Managers" and together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Stanley & Co. International are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 3,760,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company for its own account and the Selling

Stockholder severally have agreed to sell to the International Managers, and each of the International Managers severally have agreed to purchase from the Company and the Selling Stockholder, an aggregate of 940,000 shares of Common Stock. The initial public offering price per share of Common Stock and the total underwriting discount per share of Common Stock are identical under the Purchase Agreements.

     In the respective Purchase Agreements, the several U.S. Underwriters and the several International Managers have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The respective Purchase Agreements provide that in the event of a default by a U.S. Underwriter or International Manager, as the case may be, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may in certain circumstances be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Representatives have advised the Company and the Selling Stockholder that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.71 per share of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the Offering, the public offering price, concession and discount may be changed.

     The U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S.
Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described below.

     The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 540,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company also has granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 135,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The Company, the Selling Stockholder and certain other officers and directors of the Company have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus.

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which among other things permits the Underwriters to purchase from each other and to offer for resale such number of shares as the selling Underwriter or Underwriters and the purchasing Underwriter may agree.

     The Company and the Selling Stockholder have agreed to indemnify the U.S. Underwriters and International Managers against certain liabilities, including liabilities under the Securities Act.

     Merrill Lynch, Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Stanley & Co. Incorporated served as placement agents in connection with the Company's senior subordinated notes offering in March 1996.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by King & Spalding, Atlanta, Georgia. Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                              INDEPENDENT AUDITORS

     The consolidated balance sheets of AGCO Corporation and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and the related schedule included in this Prospectus and incorporated by reference in this Prospectus from the Company's Current Report on Form 8-K dated February 28, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto.

     The consolidated balance sheets of AGCO Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and the related schedule incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto.

     The balance sheets of the Maxion Agricultural Equipment Business as of December 31,1995 and 1994 and the related statements of operations and cash flows for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus from the Company's Current Report on Form 8-K dated June 28, 1996 have been audited by Price Waterhouse Auditores Independentes, independent public accountants, as indicated in their report with respect thereto.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the regional offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005. The Registration Statement may also be obtained through the Commission's Internet address at "http://www.sec.gov".

     The Company has filed with the Commission a registration statement on form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the offering made hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulation of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. as set forth above. For further information, reference is hereby made to the Registration Statement, including the exhibits filed as a part thereof or otherwise incorporated herein. Statements made in this Prospectus as to the contents of any documents filed as an exhibit are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is modified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          (a) Annual Report on Form 10-K for the year ended December 31, 1995;

          (b) Quarterly Report on Form 10-Q for the quarters ended March 30, 1996, June 30, 1996 and September 30, 1996;

          (c) Current Reports on Form 8-K dated March 4, 1996, March 21, 1996, June 28, 1996, November 1, 1996 and February 28, 1997;

          (d) The description of Common Stock in the Company's Registration Statement on Form 8-A filed on March 17, 1992 and any amendment filed thereto; and

          (e) The description of preferred stock purchase rights in the Company's Registration Statement on Form 8-A filed on June 1, 1994 and any amendment filed thereto.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to:
AGCO Corporation, 4830 River Green Parkway, Duluth, Georgia 30136 (telephone
(770) 813-9200) Attention: Michael F. Swick, Vice President -- General Counsel.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Arthur Andersen LLP...............................  F-3
Consolidated Statements of Income -- Years Ended December
  31, 1996, 1995 and 1994...................................  F-4
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................  F-6
Consolidated Statements of Stockholders' Equity -- Years
  Ended December 31, 1996, 1995 and 1994....................  F-8
Consolidated Statements of Cash Flows -- Years Ended
  December 31, 1996, 1995 and 1994..........................  F-10
Notes to Consolidated Financial Statements..................  F-12

                      (This page intentionally left blank)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of AGCO Corporation:

     We have audited the accompanying consolidated balance sheets of AGCO CORPORATION AND SUBSIDIARIES as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AGCO Corporation and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 5, 1997

                       AGCO CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     CONSOLIDATED
                                                   ------------------------------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------
                                                      1996               1995               1994
                                                   ----------         ----------         ----------
Revenues:
  Net sales......................................  $2,317,486         $2,068,427         $1,319,271
  Finance income.................................          --             56,621             39,741
                                                   ----------         ----------         ----------
                                                    2,317,486          2,125,048          1,359,012
                                                   ----------         ----------         ----------
Costs and Expenses:
  Cost of goods sold.............................   1,847,166          1,627,716          1,042,930
  Selling, general and administrative expenses...     215,636            203,861            129,538
  Engineering expenses...........................      27,705             24,077             19,358
  Interest expense, net..........................      32,684             63,211             42,836
  Other expense (income), net....................       7,639              9,602              3,141
  Nonrecurring expenses..........................      15,027              6,000             19,500
                                                   ----------         ----------         ----------
                                                    2,145,857          1,934,467          1,257,303
                                                   ----------         ----------         ----------
Income before income taxes, equity in net
  earnings of unconsolidated subsidiary and
  affiliates and extraordinary loss..............     171,629            190,581            101,709
Provision (benefit) for income taxes.............      59,963             65,897            (10,610)
                                                   ----------         ----------         ----------
Income before equity in net earnings of
  unconsolidated
  subsidiary and affiliates and extraordinary
  loss...........................................     111,666            124,684            112,319
Equity in net earnings of unconsolidated
  subsidiary and affiliates......................      17,724              4,458              3,215
                                                   ----------         ----------         ----------
Income before extraordinary loss.................     129,390            129,142            115,534
Extraordinary loss, net of taxes.................      (3,503)                --                 --
                                                   ----------         ----------         ----------
Net income.......................................     125,887            129,142            115,534
  Preferred stock dividends......................          --              2,012              5,421
                                                   ----------         ----------         ----------
Net income available for common stockholders.....  $  125,887         $  127,130         $  110,113
                                                   ==========         ==========         ==========
Net income per common share:
  Primary:
     Income before extraordinary loss............  $     2.34         $     2.76         $     3.07
     Extraordinary loss..........................       (0.06)                --                 --
                                                   ----------         ----------         ----------
     Net income..................................  $     2.28         $     2.76         $     3.07
                                                   ==========         ==========         ==========
  Fully diluted:
     Income before extraordinary loss............  $     2.26         $     2.30         $     2.35
     Extraordinary loss..........................       (0.06)                --                 --
                                                   ----------         ----------         ----------
     Net income..................................  $     2.20         $     2.30         $     2.35
                                                   ==========         ==========         ==========
Weighted average number of common and common
  equivalent shares outstanding:
  Primary........................................      55,186             46,126             35,920
                                                   ==========         ==========         ==========
  Fully diluted..................................      57,441             56,684             49,170
                                                   ==========         ==========         ==========

                       AGCO CORPORATION AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

             EQUIPMENT OPERATIONS                       FINANCE COMPANY
     ------------------------------------   ----------------------------------------
           YEAR ENDED DECEMBER 31,                              FOR THE PERIOD FROM
     ------------------------------------      YEAR ENDED        FEBRUARY 11, 1994
        1996         1995         1994      DECEMBER 31, 1995   TO DECEMBER 31, 1994
     ----------   ----------   ----------   -----------------   --------------------
     $2,317,486   $2,068,427   $1,319,271        $    --              $    --
             --           --           --         56,621               39,741
     ----------   ----------   ----------        -------              -------
      2,317,486    2,068,427    1,319,271         56,621               39,741
     ----------   ----------   ----------        -------              -------
      1,847,166    1,627,716    1,042,930             --                   --
        215,636      190,025      117,683         13,836               11,855
         27,705       24,077       19,358             --                   --
         32,684       31,490       24,104         31,721               18,732
          7,639        9,654        1,978            (52)               1,163
         15,027        6,000       19,500             --                   --
     ----------   ----------   ----------        -------              -------
      2,145,857    1,888,962    1,225,553         45,505               31,750
     ----------   ----------   ----------        -------              -------
        171,629      179,465       93,718         11,116                7,991
         59,963       61,563      (13,733)         4,334                3,123
     ----------   ----------   ----------        -------              -------
        111,666      117,902      107,451          6,782                4,868
         17,724       11,240        8,083             --                   --
     ----------   ----------   ----------        -------              -------
        129,390      129,142      115,534          6,782                4,868
         (3,503)          --           --             --                   --
     ----------   ----------   ----------        -------              -------
        125,887      129,142      115,534          6,782                4,868
             --        2,012        5,421             --                   --
     ----------   ----------   ----------        -------              -------
     $  125,887   $  127,130   $  110,113        $ 6,782              $ 4,868
     ==========   ==========   ==========        =======              =======


          See accompanying notes to consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       CONSOLIDATED
                                                              -------------------------------
                                                              DECEMBER 31,       DECEMBER 31,
                                                                  1996               1995
                                                              ------------       ------------
                                           ASSETS
Current Assets:
  Cash and cash equivalents.................................   $   41,707         $   27,858
  Accounts and notes receivable, net of allowances..........      856,985            785,801
  Receivables from unconsolidated subsidiary and
     affiliates.............................................       12,486              4,029
  Credit receivables, net...................................           --            185,401
  Inventories, net..........................................      473,844            360,969
  Other current assets......................................       81,440             60,442
                                                               ----------         ----------
          Total current assets..............................    1,466,462          1,424,500
Noncurrent credit receivables, net..........................           --            397,177
Property, plant and equipment, net..........................      292,437            146,521
Investments in unconsolidated subsidiary and affiliates.....       80,501             45,963
Other assets................................................       71,488             44,510
Intangible assets, net......................................      205,643            104,244
                                                               ----------         ----------
          Total assets......................................   $2,116,531         $2,162,915
                                                               ==========         ==========

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.........................   $       --         $  361,376
  Accounts payable..........................................      361,512            325,701
  Payables to unconsolidated subsidiary and affiliates......       14,567              4,837
  Accrued expenses..........................................      316,958            233,848
  Other current liabilities.................................       22,951             13,217
                                                               ----------         ----------
          Total current liabilities.........................      715,988            938,979
                                                               ----------         ----------
Long-term debt..............................................      567,055            531,336
Convertible subordinated debentures.........................           --             37,558
Postretirement health care benefits.........................       24,445             23,561
Other noncurrent liabilities................................       34,378             42,553
                                                               ----------         ----------
          Total liabilities.................................    1,341,866          1,573,987
Commitments and Contingencies (Note 14)
Stockholders' Equity:
     Common stock; $0.01 par value, 150,000,000 shares
      authorized, 57,260,151 and 50,557,040 shares issued
      and outstanding in 1996 and 1995, respectively........          573                506
     Additional paid-in capital.............................      360,119            307,189
     Retained earnings......................................      411,422            287,706
     Unearned compensation..................................      (17,779)           (22,587)
     Additional minimum pension liability...................           --             (2,619)
     Cumulative translation adjustment......................       20,330             18,733
                                                               ----------         ----------
          Total stockholders' equity........................      774,665            588,928
                                                               ----------         ----------
          Total liabilities and stockholders' equity........   $2,116,531         $2,162,915
                                                               ==========         ==========

                       AGCO CORPORATION AND SUBSIDIARIES

                       (IN THOUSANDS, EXCEPT SHARE DATA)

         EQUIPMENT OPERATIONS                                     FINANCE COMPANY
    -------------------------------                               ----------------
    DECEMBER 31,       DECEMBER 31,                                 DECEMBER 31,
        1996               1995                                         1995
    ------------       ------------                               ----------------

     $   41,707         $   20,023                                    $  7,835
        856,985            785,801                                          --
         12,486              4,029                                       4,686
             --                 --                                     185,401
        473,844            360,969                                          --
         81,440             56,950                                       3,492
     ----------         ----------                                    --------
      1,466,462          1,227,772                                     201,414
             --                 --                                     397,177
        292,437            146,172                                         349
         80,501            105,913                                          --
         71,488             44,510                                          --
        205,643            104,244                                          --
     ----------         ----------                                    --------
     $2,116,531         $1,628,611                                    $598,940
     ==========         ==========                                    ========

     $       --         $       --                                    $361,376
        361,512            319,711                                       5,990
         14,567              9,523                                          --
        316,958            223,839                                      10,009
         22,951             13,217                                          --
     ----------         ----------                                    --------
        715,988            566,290                                     377,375
     ----------         ----------                                    --------
        567,055            378,336                                     153,000
             --             37,558                                          --
         24,445             23,561                                          --
         34,378             33,938                                       8,615
     ----------         ----------                                    --------
      1,341,866          1,039,683                                     538,990

            573                506                                           1
        360,119            307,189                                      48,834
        411,422            287,706                                      11,150
        (17,779)           (22,587)                                         --
             --             (2,619)                                         --
         20,330             18,733                                         (35)
     ----------         ----------                                    --------
        774,665            588,928                                      59,950
     ----------         ----------                                    --------
     $2,116,531         $1,628,611                                    $598,940
     ==========         ==========                                    ========

          See accompanying notes to consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

               Balance, December 31, 1993..................................
                 Net income................................................
                 Issuance of common stock, net of offering expenses........
                 Issuance of restricted stock..............................
                 Three-for-two common stock split..........................
                 Conversions of preferred stock into common stock..........
                 Stock options granted.....................................
                 Stock options exercised...................................
                 Common stock dividends....................................
                 Preferred stock dividends.................................
                 Amortization of unearned compensation.....................
                 Additional minimum pension liability......................
                 Change in cumulative translation adjustment...............
               Balance, December 31, 1994..................................
                 Net income................................................
                 Issuance of restricted stock..............................
                 Two-for-one common stock split............................
                 Conversions of subordinated debentures into common
                    stock..................................................
                 Conversions of preferred stock into subordinated
                    debentures.............................................
                 Conversions of preferred stock into common stock..........
                 Stock options exercised...................................
                 Common stock dividends....................................
                 Preferred stock dividends.................................
                 Amortization of unearned compensation.....................
                 Additional minimum pension liability......................
                 Change in cumulative translation adjustment...............
               Balance, December 31, 1995..................................
                 Net income................................................
                 Issuance of restricted stock..............................
                 Conversions of subordinated debentures into common
                    stock..................................................
                 Stock options exercised...................................
                 Common stock dividends....................................
                 Amortization of unearned compensation.....................
                 Additional minimum pension liability......................
                 Change in cumulative translation adjustment...............
               Balance, December 31, 1996..................................

                       AGCO CORPORATION AND SUBSIDIARIES

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    ADDITIONAL
   PREFERRED STOCK        COMMON STOCK       ADDITIONAL                              MINIMUM     CUMULATIVE
   ---------------        ------------        PAID-IN     RETAINED     UNEARNED      PENSION     TRANSLATION
   SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     EARNINGS   COMPENSATION   LIABILITY    ADJUSTMENT     TOTAL
  ---------   ------   ----------   ------   ----------   --------   ------------   ----------   -----------   --------
  $ 368,000    $  4     8,989,779    $ 90     $160,447    $ 51,837     $   (292)     $  (155)      $   298     $212,229
         --      --            --      --           --     115,534           --           --            --      115,534
         --      --     4,237,500      42      151,562          --           --           --            --      151,604
         --      --       243,000       3       11,542          --      (11,545)          --            --           --
         --      --     7,227,398      72          (72)         --           --           --            --           --
    (66,442)     (1)      876,641       9           (8)         --           --           --            --           --
         --      --            --      --          352          --         (352)          --            --           --
         --      --       115,291       1          741          --           --           --            --          742
         --      --            --      --           --        (467)          --           --            --         (467)
         --      --            --      --           --      (5,421)          --           --            --       (5,421)
         --      --            --      --           --          --        1,595           --            --        1,595
         --      --            --      --           --          --           --         (183)           --         (183)
         --      --            --      --           --          --           --           --         1,033        1,033
  ---------    ----    ----------    ----     --------    --------     --------      -------       -------     --------
    301,558       3    21,689,609     217      324,564     161,483      (10,594)        (338)        1,331      476,666
         --      --            --      --           --     129,142           --           --            --      129,142
         --      --       454,000       5       19,165          --      (19,170)          --            --           --
         --      --    25,278,520     253         (253)         --           --           --            --           --
         --      --     2,315,661      23       29,267          --           --           --            --       29,290
   (267,453)     (3)           --      --      (66,845)         --           --           --            --      (66,848)
    (34,105)     --       673,094       7           (7)         --           --           --            --           --
         --      --       146,156       1        1,298          --           --           --            --        1,299
         --      --            --      --           --        (907)          --           --            --         (907)
         --      --            --      --           --      (2,012)          --           --            --       (2,012)
         --      --            --      --           --          --        7,177           --            --        7,177
         --      --            --      --           --          --           --       (2,281)           --       (2,281)
         --      --            --      --           --          --           --           --        17,402       17,402
  ---------    ----    ----------    ----     --------    --------     --------      -------       -------     --------
         --      --    50,557,040     506      307,189     287,706      (22,587)      (2,619)       18,733      588,928
         --      --            --      --           --     125,887           --           --            --      125,887
         --      --       474,500       5       13,690          --      (13,695)          --            --           --
         --      --     5,916,319      59       37,499          --           --           --            --       37,558
         --      --       312,292       3        1,741          --           --           --            --        1,744
         --      --            --      --           --      (2,171)          --           --            --       (2,171)
         --      --            --      --           --          --       18,503           --            --       18,503
         --      --            --      --           --          --           --        2,619            --        2,619
         --      --            --      --           --          --           --           --         1,597        1,597
  ---------    ----    ----------    ----     --------    --------     --------      -------       -------     --------
         --    $ --    57,260,151    $573     $360,119    $411,422     $(17,779)     $    --       $20,330     $774,665
  =========    ====    ==========    ====     ========    ========     ========      =======       =======     ========

          See accompanying notes to consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        CONSOLIDATED
                                                            -------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                            -------------------------------------
                                                              1996         1995          1994
                                                            ---------   -----------   -----------
Cash flows from operating activities:
  Net income..............................................  $ 125,887   $   129,142   $   115,534
                                                            ---------   -----------   -----------
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Extraordinary loss, net of taxes.....................      3,503            --            --
     Gain on sale of Agricredit...........................     (4,745)           --            --
     Depreciation and amortization........................     29,199        24,288        15,713
     Equity in net earnings of unconsolidated subsidiary
       and affiliates, net of cash received...............    (17,724)       (4,458)       (3,031)
     Deferred income tax provision (benefit)..............     20,097        32,915       (40,958)
     Amortization of intangibles..........................      5,761         4,007         2,044
     Amortization of unearned compensation................     18,503         7,177         1,595
     Provision for losses on credit receivables...........         --         4,279         4,691
     Changes in operating assets and liabilities, net of
       effects from purchase of businesses:
       Accounts and notes receivable, net.................      3,743      (131,341)      (84,458)
       Inventories, net...................................    (22,646)      (32,273)       30,683
       Other current and noncurrent assets................    (14,099)        2,794           247
       Accounts payable...................................     (9,384)        8,076        32,498
       Accrued expenses...................................     54,306        16,624        19,039
       Other current and noncurrent liabilities...........     14,259         5,898         2,767
                                                            ---------   -----------   -----------
          Total adjustments...............................     80,773       (62,014)      (19,170)
                                                            ---------   -----------   -----------
          Net cash provided by operating activities.......    206,660        67,128        96,364
                                                            ---------   -----------   -----------
Cash flows from investing activities:
  Purchase of businesses, net of cash acquired............   (347,075)      (27,044)     (324,249)
  Purchase of property, plant and equipment...............    (45,180)      (45,259)      (20,661)
  Credit receivables originated...........................         --      (393,510)     (327,636)
  Principal collected on credit receivables...............         --       286,009       224,289
  Proceeds from disposition of (investments in)
     unconsolidated subsidiary and affiliates.............     45,216         1,070            --
                                                            ---------   -----------   -----------
          Net cash used for investing activities..........   (347,039)     (178,734)     (448,257)
                                                            ---------   -----------   -----------
Cash flows from financing activities:
  Proceeds from long-term debt............................    977,737     1,467,499     1,619,507
  Payment on long-term debt...............................   (803,196)   (1,352,620)   (1,367,368)
  Payment of debt issuance costs..........................    (12,473)           --            --
  Proceeds from issuance of common stock..................      1,744         1,299       133,721
  Dividends received (paid) from finance company..........         --            --            --
  Dividends paid on common stock..........................     (2,171)         (907)         (467)
  Dividends paid on preferred stock.......................         --        (2,420)       (5,511)
  (Payments) proceeds on short-term borrowings from
     unconsolidated subsidiary............................         --            --        (3,440)
                                                            ---------   -----------   -----------
          Net cash provided by financing activities.......    161,641       112,851       376,442
                                                            ---------   -----------   -----------
  Effect of exchange rate changes on cash and cash
     equivalents..........................................        422           787         1,063
  Increase (decrease) in cash and cash equivalents........     21,684         2,032        25,612
  Cash and cash equivalents, beginning of period..........     20,023        25,826           214
                                                            ---------   -----------   -----------
  Cash and cash equivalents, end of period................  $  41,707   $    27,858   $    25,826
                                                            =========   ===========   ===========

                       AGCO CORPORATION AND SUBSIDIARIES

                                 (IN THOUSANDS)

              EQUIPMENT OPERATIONS                          FINANCE COMPANY
    -----------------------------------------   ----------------------------------------
             YEAR ENDED DECEMBER 31,               YEAR ENDED       FOR THE PERIOD FROM
    -----------------------------------------     DECEMBER 31,       FEBRUARY 11, 1994
      1996            1995            1994            1995          TO DECEMBER 31, 1994
    ---------       ---------       ---------   -----------------   --------------------
    $ 125,887       $ 129,142       $ 115,534      $    6,782            $   4,868
    ---------       ---------       ---------      ----------            ---------
        3,503              --              --              --                   --
       (4,745)             --              --              --                   --
       29,199          24,166          15,659             122                   54
      (17,724)        (11,240)         (7,899)             --                   --
       20,097          33,920         (38,961)         (1,005)              (1,997)
        5,761           4,007           2,044              --                   --
       18,503           7,177           1,595              --                   --
           --              --              --           4,279                4,691
        3,743        (144,469)        (92,063)             --                   --
      (22,646)        (32,273)         30,683              --                   --
      (14,099)          3,048             306            (254)                 (59)
       (9,384)         32,812          30,711         (11,608)               9,392
       54,306          14,349          17,108           2,275                1,931
       14,259           5,162           1,862             736                  905
    ---------       ---------       ---------      ----------            ---------
       80,773         (63,341)        (38,955)         (5,455)              14,917
    ---------       ---------       ---------      ----------            ---------
      206,660          65,801          76,579           1,327               19,785
    ---------       ---------       ---------      ----------            ---------
     (347,075)        (27,044)       (311,448)             --                   --
      (45,180         (45,161)        (20,525)            (98)                (136)
           --              --              --        (393,510)            (327,636)
           --              --              --         286,009              224,289
       45,216           1,070         (23,226)             --                   --
    ---------       ---------       ---------      ----------            ---------
     (347,039)        (71,135)       (355,199)       (107,599)            (103,483)
    ---------       ---------       ---------      ----------            ---------
      977,737         366,143         790,007       1,101,356              829,500
     (803,196)       (354,640)       (593,468)       (997,980)            (773,900)
      (12,473)             --              --              --                   --
        1,744           1,299         133,721              --                   --
           --             500              --            (500)                  --
       (2,171)           (907)           (467)             --                   --
           --          (2,420)         (5,511)             --                   --
           --          (7,249)        (25,095)          7,249               21,655
    ---------       ---------       ---------      ----------            ---------
      161,641           2,726         299,187         110,125               77,255
    ---------       ---------       ---------      ----------            ---------
          422             787           1,063              --                   --
       21,684          (1,821)         21,630           3,853               (6,443)
       20,023          21,844             214           3,982               10,425
    ---------       ---------       ---------      ----------            ---------
    $  41,707       $  20,023       $  21,844      $    7,835            $   3,982
    =========       =========       =========      ==========            =========

          See accompanying notes to consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business

     AGCO Corporation (the "Company") is a leading manufacturer and distributor of agricultural equipment throughout the world. The Company sells a full range of agricultural equipment and related replacement parts, including tractors, combines, hay tools and forage equipment and implements. The Company's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: Massey Ferguson, AGCO Allis, GLEANER, Hesston, White, SAME, White-New Idea, Black Machine, AGCOSTAR, Landini, Tye, Farmhand, Glencoe, Maxion, IDEAL, Western Combine, PMI, Deutz and Fendt. The Company distributes its products through a combination of over 7,500 independent dealers, wholly-owned distribution companies, associates and licensees. In addition, the Company provides retail financing in North America, the United Kingdom, France and Germany through its finance joint ventures with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" ("Rabobank").

  Basis of Presentation

     Effective November 1, 1996, the Company sold a 51% interest in Agricredit Acceptance Company ("Agricredit"), the Company's wholly-owned retail finance subsidiary in North America (Note 2). Accordingly, the Company's consolidated financial statements as of and for the year ended December 31, 1996 reflect Agricredit on the equity method of accounting for the entire period presented. As of and for the year ended December 31, 1995 and for the period after February 11, 1994, the date the Company acquired the remaining 50% interest in Agricredit (Note 2), the consolidated financial statements reflect Agricredit on a consolidated basis with the Company's other majority-owned subsidiaries.

     The consolidated financial statements include, on a separate, supplemental basis, the Company's Equipment Operations, and for 1995 and for the period from February 11, 1994 to December 31, 1994, its Finance Company. "Equipment Operations" reflect the consolidation of all operations of the Company and its majority-owned subsidiaries with the exception of Agricredit, which is included using the equity method of accounting. For the year ended December 31, 1995 and for the period from February 11, 1994 to December 31, 1994, the results of operations of Agricredit are included under the caption "Finance Company." All significant intercompany transactions for the year ended December 31, 1995 and for the period from February 11, 1994 to December 31, 1994, including activity within and between the Equipment Operations and Finance Company, have been eliminated to arrive at the "Consolidated" financial statements. Certain prior period amounts have been reclassified to conform with the current period presentation.

  Revenue Recognition

     Sales of equipment and replacement parts are recorded by the Company when shipped to independent dealers, distributors or other customers. Provisions for sales incentives and returns and allowances are made at the time of sale to the dealer for existing incentive programs or at the inception of new incentive programs. Provisions are revised in the event of subsequent modification to the incentive programs. In certain markets, particularly in North America, there is a time lag, which varies based on the timing and level of retail demand, between the date the Company records a sale and when the dealer sells the equipment to a retail customer.

  Foreign Currency Translation

     The financial statements of the Company's foreign subsidiaries are translated into United States currency in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are

                       AGCO CORPORATION AND SUBSIDIARIES
accumulated as a separate component of stockholders' equity. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income. For subsidiaries operating in highly inflationary economies, financial statements are remeasured into the United States dollar with adjustments resulting from the translation of monetary assets and liabilities reflected in the accompanying consolidated statements of income.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates made by management primarily relate to receivable and inventory allowances and certain accrued liabilities, principally relating to reserves for volume discounts and sales incentives, warranty and insurance.

  Transactions with Affiliates

     The Company enters into transactions with certain affiliates relating primarily to the purchase and sale of inventory. All transactions were in the ordinary course of business and are not considered material to the financial statements.

  Cash and Cash Equivalents

     The Company considers all investments with an original maturity of three months or less to be cash equivalents.

  Accounts and Notes Receivable

     Accounts and notes receivable arise from the sale of parts and finished goods inventory to independent dealers, distributors or other customers. Terms vary by market, generally ranging from 30 day terms to requiring payment when the equipment is sold to retail customers. Interest is charged on the balance outstanding after certain interest-free periods, which generally range from 1 to 12 months.

     Accounts and notes receivable are shown net of allowances for sales incentive discounts available to dealers and for doubtful accounts. Accounts and notes receivable allowances at December 31, 1996 and 1995 were as follows (in thousands):

                                                               1996      1995
                                                              -------   -------
Sales incentive discounts...................................  $45,809   $39,433
Doubtful accounts...........................................   30,017    23,114
                                                              -------   -------
                                                              $75,826   $62,547
                                                              =======   =======

  Inventories

     Inventories consist primarily of tractors, combines, implements, hay and forage equipment and service parts and are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis. Market is net realizable value for finished goods and repair and replacement parts. For work in process, production parts and raw materials, market is replacement cost.

                       AGCO CORPORATION AND SUBSIDIARIES

     Inventory balances at December 31, 1996 and 1995 were as follows (in thousands):

                                                                1996       1995
                                                              --------   --------
Finished goods..............................................  $171,105   $121,034
Repair and replacement parts................................   222,601    196,863
Work in process, production parts and raw materials.........   134,734     84,505
                                                              --------   --------
Gross inventories...........................................   528,440    402,402
Allowance for surplus and obsolete inventories..............   (54,596)   (41,433)
                                                              --------   --------
Inventories, net............................................  $473,844   $360,969
                                                              ========   ========

  Property, Plant and Equipment

     Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of 10 to 40 years for buildings and improvements, 3 to 15 years for machinery and equipment, and 3 to 10 years for furniture and fixtures. Expenditures for maintenance and repairs are charged to expense as incurred.

     The property, plant and equipment balances at December 31, 1996 and 1995 were as follows (in thousands):

                                                                1996       1995
                                                              --------   --------
Land........................................................  $ 32,537   $ 13,260
Buildings and improvements..................................    93,203     42,877
Machinery and equipment.....................................   206,098    110,726
Furniture and fixtures......................................    31,218     23,572
                                                              --------   --------
Gross property, plant and equipment.........................   363,056    190,435
Accumulated depreciation and amortization...................   (70,619)   (43,914)
                                                              --------   --------
Property, plant and equipment, net..........................  $292,437   $146,521
                                                              ========   ========

  Intangible Assets

     Intangible assets at December 31, 1996 and 1995 consisted of the following (in thousands):

                                                                1996       1995
                                                              --------   --------
Excess of cost over net assets acquired.....................  $162,485   $ 52,001
Trademarks..................................................    66,042     70,000
Other.......................................................     5,232      4,598
Accumulated amortization....................................   (20,835)   (12,750)
                                                              --------   --------
                                                               212,924    113,849
                                                              --------   --------
Excess of net assets acquired over cost.....................   (23,235)   (23,235)
Accumulated amortization....................................    15,954     13,630
                                                              --------   --------
                                                                (7,281)    (9,605)
                                                              --------   --------
Intangible assets, net......................................  $205,643   $104,244
                                                              ========   ========

     The excess of cost over net assets acquired ("goodwill") is being amortized to income on a straight-line basis over periods ranging from 10 to 40 years. The Company also assigned values to certain trademarks which were acquired in connection with the Massey Acquisition (Note 2). The trademarks are being amortized to income on a straight-line basis over 40 years. The excess of net assets acquired over cost is being amortized on a straight-line basis over 10 years and has been reflected along with the related accumulated amortization as a

                       AGCO CORPORATION AND SUBSIDIARIES
reduction to intangible assets. The net amortization expense, included in other expense, net in the accompanying consolidated statements of income was $5,761,000, $4,007,000 and $2,044,000 for the years ended December 31, 1996,
1995 and 1994, respectively.

     The Company periodically reviews the carrying values assigned to goodwill and other intangible assets based upon expectations of future cash flows and operating income generated by the underlying tangible assets.

  Accrued Expenses

     Accrued expenses at December 31, 1996 and 1995 consisted of the following (in thousands):

                                                                1996       1995
                                                              --------   --------
Reserve for volume discounts and sales incentives...........  $ 69,099   $ 62,557
Warranty reserves...........................................    47,147     39,883
Accrued employee compensation and benefits..................    46,985     28,940
Accrued taxes...............................................    51,484     23,041
Other.......................................................   102,243     79,427
                                                              --------   --------
                                                              $316,958   $233,848
                                                              ========   ========

  Warranty Reserves

     The Company's agricultural equipment products are generally under warranty against defects in material and workmanship for a period of one to four years. The Company provides for future warranty costs based upon the relationship of sales in prior periods to actual warranty costs.

  Insurance Reserves

     Under the Company's insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers' compensation and comprehensive general, product and vehicle liability. Provisions for losses expected under these programs are recorded based on the Company's estimates of the aggregate liabilities for the claims incurred.

  Extraordinary Loss

     In March 1996, as part of the refinancing of the Company's $550,000,000 secured revolving credit facility with a five-year $650,000,000 unsecured revolving credit facility (Note 7), the Company recorded an extraordinary loss of $3,503,000, net of taxes of $2,239,000, for the write-off of unamortized debt costs related to the $550,000,000 revolving credit facility.

  Net Income Per Common Share

     Primary net income per common share is computed by dividing net income available for common stockholders (net income less preferred stock dividend requirements) by the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares include shares issuable upon the assumed exercise of outstanding stock options (Note 13). Fully diluted net income per common share assumes (i) conversion of the Convertible Subordinated Debentures (Note 8) into common stock after the Exchange (Note 8) and the elimination of interest expense related to the Convertible Subordinated Debentures, net of applicable income taxes and (ii) conversion of the Preferred Stock

                       AGCO CORPORATION AND SUBSIDIARIES

(Note 11) into common stock and the elimination of the preferred stock dividend requirements prior to the Exchange.

     All references in the financial statements and the accompanying notes to the financial statements to the weighted average number of common shares outstanding and net income per common share have been restated to reflect all stock splits (Note 12).

  Financial Instruments

     The carrying amounts reported in the Company's consolidated balance sheets for cash and cash equivalents, accounts and notes receivable, receivables from unconsolidated subsidiary and affiliates, accounts payable and payables to unconsolidated subsidiary and affiliates approximate fair value due to the immediate or short-term maturity of these financial instruments. The carrying amount of long-term debt under the Company's revolving credit facility (Note 7) approximates fair value based on the borrowing rates currently available to the Company for loans with similar terms and average maturities. At December 31, 1996, the estimated fair value of the Company's 8 1/2% Senior Subordinated Notes (Note 7), based on its listed market value, was $252,600,000 compared to the carrying value of $247,957,000.

     The Company enters into foreign exchange forward contracts to hedge the foreign currency exposure of certain receivables, payables and expected purchases and sales. These contracts are for periods consistent with the exposure being hedged and generally have maturities of one year or less. Gains and losses on foreign exchange forward contracts are deferred and recognized in income in the same period as the hedged transaction. The Company's foreign exchange forward contracts do not subject the Company's results of operations to risk due to exchange rate fluctuations because gains and losses on these contracts generally offset gains and losses on the exposure being hedged. The Company does not enter into any foreign exchange forward contracts for speculative trading purposes. At December 31, 1996 and 1995, the Company had foreign exchange forward contracts with notional amounts of $218,127,000 and $179,072,000, respectively. The deferred gains or losses from these contracts were not material at December 31, 1996 and 1995.

     The notional amounts of foreign exchange forward contracts do not represent amounts exchanged by the parties and therefore, are not a measure of the Company's risk. The amounts exchanged are calculated on the basis of the notional amounts and other terms of the foreign exchange hedging contracts. The credit and market risk under these contracts are not considered to be significant since the Company deals with counterparties that have high credit ratings.

  Accounting Changes

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation", which requires companies to estimate the value of all stock-based compensation using a recognized pricing model. The Company has adopted the disclosure requirements of this statement and has chosen to continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25 to stock-based employee compensation arrangements as allowed by Statement No. 123 (Note 13). As a result, the adoption of this new standard did not have an effect on the Company's financial position or results of operations for the year ended December 31, 1996.

     Effective January 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which established accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, as well as for long-lived assets and certain identifiable intangibles to be disposed. The adoption of this standard did not have a material effect on the Company's financial position.

                       AGCO CORPORATION AND SUBSIDIARIES

2. ACQUISITIONS AND DISPOSITIONS

     On December 27, 1996, the Company acquired the operations of Deutz Argentina S.A. ("Deutz Argentina") for approximately $62,500,000 (the "Deutz Argentina Acquisition"). The purchase price was financed primarily by borrowings under the Company's $650,000,000 revolving credit facility (the "March 1996 Credit Facility" -- Note 7). The acquired assets and assumed liabilities consisted primarily of accounts receivable, inventories, property, plant and equipment (including three manufacturing and assembly facilities), accounts payable and accrued liabilities. Deutz Argentina is a manufacturer and distributor of a broad range of agricultural equipment, engines and light trucks in Argentina and other South American markets.

     Effective November 1, 1996, the Company entered into an agreement with De Lage Landen International, B.V., a wholly-owned subsidiary of Rabobank, to be its joint venture partner in Agricredit, the Company's wholly-owned retail finance subsidiary in North America (the "Agricredit Joint Venture"). As a result of the agreement, the Company sold a 51% interest in Agricredit to Rabobank. The Company received total consideration of approximately $44,300,000 in the transaction and recorded a gain, before taxes, of approximately $4,745,000. Under the Agricredit Joint Venture, Rabobank has a 51% interest in Agricredit and the Company retained a 49% interest in the finance company. Substantially all of the net assets of Agricredit were transferred to the Agricredit Joint Venture. Proceeds from the transaction were used to repay outstanding borrowings under the Company's March 1996 Credit Facility.

     Effective July 8, 1996, the Company acquired certain assets of Western Combine Corporation and Portage Manufacturing, Inc., the Company's suppliers of Massey Ferguson combines and certain other harvesting equipment sold in North America (the "Western Combine Acquisition"). The acquired assets consisted primarily of inventories, manufacturing equipment and technology. The purchase price of approximately $19,443,000 was financed primarily by borrowings under the Company's March 1996 Credit Facility.

     Effective June 28, 1996, the Company acquired certain assets and liabilities of the agricultural and industrial equipment business of Iochpe-Maxion S.A. (the "Maxion Agricultural Equipment Business") for approximately $260,000,000 (the "Maxion Acquisition"). The purchase price, which is subject to adjustment, was financed primarily by borrowings under the Company's March 1996 Credit Facility. The acquired assets and assumed liabilities consisted primarily of accounts receivable, inventories, property, plant and equipment (including two manufacturing facilities), accounts payable and accrued liabilities. Prior to the acquisition, the Maxion Agricultural Equipment Business was AGCO's Massey Ferguson licensee in Brazil, manufacturing and distributing agricultural and industrial equipment in Brazil and other South American markets.

     Effective March 31, 1995, the Company acquired substantially all the net assets of AgEquipment Group, a manufacturer and distributor of agricultural implements and tillage equipment (the "AgEquipment Acquisition"). The acquired assets and assumed liabilities consisted primarily of dealer accounts receivable, inventories, machinery and equipment, trademarks and trade names, accounts payable and accrued liabilities. The purchase price was approximately $25,100,000 and was financed through borrowings under the Company's $550,000,000 revolving credit facility (the "June 1994 Credit Facility" -- Note 7).

     On June 29, 1994, the Company acquired from Varity Corporation ("Varity") the outstanding stock of Massey Ferguson Group Limited, certain assets of MF GmbH, a German operating subsidiary, the Massey Ferguson trademarks and certain other related assets for aggregate consideration consisting of $310,000,000 in cash and 500,000 shares of common stock of the Company (the "Massey Acquisition"). The acquired assets and assumed liabilities consisted primarily of accounts receivable, inventories, property, plant and equipment (including two manufacturing facilities), trademarks, stock in associated companies, accounts payable and accrued liabilities. The total purchase price was approximately $328,625,000. The cash portion of the purchase price for the Massey Acquisition and the related transaction costs were financed through the public offering of 3,737,500 shares of common stock at $37.50 per share resulting in proceeds of $132,980,000, net of underwriters' discount and offering expenses (the "1994 Offering"), and incremental borrowings of

                       AGCO CORPORATION AND SUBSIDIARIES

$177,020,000 under the June 1994 Credit Facility. The 1994 Offering and the execution of the June 1994 Credit Facility were completed concurrently with the Massey Acquisition.

     Effective February 10, 1994, the Company acquired the remaining 50% interest in Agricredit from Varity. Prior to that date, the Company owned a 50% interest in Agricredit through a joint venture with Varity which was accounted for using the equity method of accounting since the original date of investment in 1993. The acquired assets and assumed liabilities consisted primarily of credit receivables, accounts payable, accrued liabilities and borrowings under a revolving credit agreement. The purchase price for the remaining 50% interest was $23,226,000 and was financed through borrowings under the Company's revolving credit facility in place at that time.

     The above acquisitions were accounted for as purchases in accordance with Accounting Principles Board Opinion No. 16, and accordingly, each purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values as of the acquisition dates. The purchase price allocations for the Maxion and the Deutz Argentina Acquisitions are preliminary and subject to adjustment. In 1995, the purchase price allocation for the Massey Acquisition was completed, with the exception of the recognition of acquired deferred income tax assets. The total purchase price allocation for the Massey Acquisition, excluding the recognition of deferred income tax assets, resulted in an increase in goodwill of $6,733,000. In addition, the Company has recognized $79,753,000 of deferred income tax assets resulting in a decrease in goodwill and values assigned to certain trademarks acquired in the Massey Acquisition. These adjustments were a result of the completion of certain asset and liability valuations related primarily to property, plant and equipment and certain allowance and reserve accounts. The purchase price allocations for the Maxion and Deutz Argentina Acquisitions will be completed in 1997. The results of operations for these acquisitions are included in the Company's consolidated financial statements as of and from the respective dates of acquisition. The Deutz Argentina Acquisition had no effect on the Company's results of operations for the year ended December 31, 1996.

     The following unaudited pro forma data summarizes the results of operations for the year ended December 31, 1996 and 1995 as if the Maxion Acquisition and the Agricredit Joint Venture, including the related financings, had occurred at the beginning of 1995. The unaudited pro forma information has been prepared for comparative purposes only and does not purport to represent what the results of operations of the Company would actually have been had the transactions occurred on the dates indicated or what the results of operations may be in any future period.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1996         1995
                                                              ----------   ----------
                                                               (IN THOUSANDS, EXCEPT
                                                                  PER SHARE DATA)
Net sales...................................................  $2,410,621   $2,316,019
Net income..................................................      86,109       35,131
Net income per common share -- fully diluted (1)............  $     1.51   $     0.64

---------------

(1) Net income per common share-fully diluted for the year ended December 31, 1996 excludes an extraordinary loss, net of taxes, of $3,503,000, or $0.06 per share on a fully diluted basis.

3. CHARGES FOR NONRECURRING EXPENSES

     The results of operations for 1996 included a charge for nonrecurring expenses of $15,027,000, or $0.17 per common share on a fully diluted basis. This nonrecurring charge related to the further restructuring of the Company's European operations, acquired in the Massey Acquisition (Note 2) in June 1994, and the integration and restructuring of the Company's Brazilian operations, acquired in the Maxion Acquisition (Note 2) in June 1996.

                       AGCO CORPORATION AND SUBSIDIARIES

     The nonrecurring charge for the further restructuring of the Company's European operations included costs associated with the centralization of certain parts warehousing, administrative, sales and marketing functions. The $10,357,000 nonrecurring charge recorded through December 31, 1996 included $6,385,000 for employee related costs consisting primarily of severance costs and $3,972,000 for other nonrecurring costs. Of the total $10,357,000 charge, $6,702,000 has been incurred at December 31, 1996. The remaining accrual of $3,655,000 primarily consists of employee severance costs which relate to the planned reduction of 118 employees, of which 96 employees have been terminated at December 31, 1996.

     The nonrecurring charge for the integration and restructuring of the Company's Brazilian operations included costs associated with the rationalization of manufacturing, sales, and administrative functions. The $4,670,000 recorded through December 31, 1996 included $2,656,000 for employee related costs, including severance costs, and $2,014,000 for other nonrecurring costs. Included in the $2,656,000 of employee related costs was $1,315,000 of payroll costs incurred through December 31, 1996 for personnel that have been terminated. Of the total $4,670,000 charge, $3,635,000 has been incurred through December 31, 1996. The employee severance costs relate to the reduction of approximately 220 employees at December 31, 1996.

     The results of operations for the years ended December 31, 1995 and 1994 included charges for nonrecurring expenses primarily related to the integration and restructuring of the Company's European operations, acquired in the Massey Acquisition. The Company recorded nonrecurring expenses of $13,500,000, or $0.21 per common share on a fully diluted basis, in the fourth quarter of 1994 and recorded an additional $6,000,000, or $0.07 per common share on a fully diluted basis, in 1995. The nonrecurring charge included costs primarily associated with the centralization and rationalization of the Company's European operations' administrative, sales and marketing functions and other nonrecurring costs. The combined $19,500,000 charge recorded through December 31, 1995 included $10,148,000 for employee related costs which primarily were severance costs, $3,300,000 for fees associated with the termination of the credit facility existing at that time which was replaced by the June 1994 Credit Facility, in conjunction with the Massey Acquisition, and $6,052,000 for other nonrecurring costs. All of the costs associated with the $19,500,000 charge recorded through December 31, 1995 have been incurred.

     The results of operations for the year ended December 31, 1994 also included charges for nonrecurring expenses of $6,000,000, or $0.12 per common share on a fully diluted basis, relating to the integration of the White-New Idea Farm Equipment Division ("White-New Idea"), acquired from Allied Products Corporation in December 1993. The nonrecurring charge included $2,700,000 for employee severance and relocation expenses, $1,000,000 for costs associated with operating duplicate parts distribution facilities, $800,000 for certain data processing expenses, $700,000 for dealer signs, and $800,000 for other nonrecurring costs. All of the costs associated with the integration of White-New Idea were incurred in 1994 and 1995.

4. AGRICREDIT

     The Company acquired a 50% joint venture interest in Agricredit from Varity in 1993 (Note 2) and the operations for the finance company were reflected in the Company's consolidated financial statements using the equity method of accounting for the period ended December 31, 1993. The Company acquired the remaining 50% interest in Agricredit from Varity on February 10, 1994 and accordingly, the Company's consolidated financial statements reflect Agricredit on a consolidated basis with the Company's other majority-owned subsidiaries as of December 31, 1994 and 1995 and for the period from February 11, 1994 through December 31, 1994 and for the year ended December 31, 1995. Effective November 1, 1996, the Company sold a 51% joint venture interest in Agricredit. Accordingly, the Company's consolidated financial statements as of and for the year ended December 31,1996 reflect the operations of Agricredit on the equity method of accounting for the entire period presented. The following is certain information related to Agricredit for the periods that the Agricredit operations were accounted for on a consolidated basis. See

                       AGCO CORPORATION AND SUBSIDIARIES

Note 5 for information related to Agricredit for the periods in which it was accounted for under the equity method of accounting.

  Revenue Recognition

     Agricredit recognizes finance income on credit receivables utilizing the effective interest method. Accrual of interest and finance fees is suspended when collection is deemed doubtful. Direct costs incurred in origination of the credit receivables are amortized to income over the expected term of the credit receivables using methods that approximate the effective interest method.

  Financial Instruments

     At December 31, 1995, the estimated fair value of Agricredit's credit receivables was $573,851,000 compared to the carrying value of $582,578,000. The fair value of credit receivables was based on the discounted values of their related cash flows at current market interest rates. Long-term debt associated with Agricredit approximated fair value at December 31, 1995 based on borrowing rates available to Agricredit for loans with similar terms and average maturities.

     In 1995, Agricredit entered into interest rate swap agreements in order to reduce its exposure to portions of its revolving credit agreement which carried floating rates of interest and in order to more closely match the interest rates of the borrowings to those of the credit receivables being funded. The differential to be paid or received on the swap agreements was recognized as an adjustment to interest expense. At December 31, 1995, the total notional principal amount of the interest rate swap agreements was $25,652,000, having fixed rates ranging from 8.03% to 8.22% and terminating in 1998. The notional amount of the swap agreements do not represent amounts exchanged by the parties and therefore, are not representative of the Company's risk. The credit and market risk under the swap agreements is not considered significant and the fair values and carrying values were not material at December 31, 1995.

  Credit Receivables

     Agricredit's credit receivables consisted of the following at December 31, 1995 (in thousands):

                                                                1995
                                                              ---------
Retail notes................................................  $ 498,732
Sales finance contracts.....................................    199,087
Wholesale notes.............................................     16,588
                                                              ---------
  Gross credit receivables..................................    714,407
Less:
  Unearned finance income...................................   (119,015)
  Allowance for credit losses...............................    (12,814)
                                                              ---------
     Net credit receivables.................................    582,578
Less: current portion.......................................   (185,401)
                                                              ---------
     Noncurrent credit receivables, net.....................  $ 397,177
                                                              =========

                       AGCO CORPORATION AND SUBSIDIARIES

     At December 31, 1995, contractual maturities of gross credit receivables were as follows (in thousands):

                                                                1995
                                                              --------
1996........................................................  $243,873
1997........................................................   191,572
1998........................................................   139,462
1999........................................................    91,191
2000........................................................    40,713
Thereafter..................................................     7,596
                                                              --------
                                                              $714,407
                                                              ========

     The maximum maturities for retail notes and sales finance contracts is 7 years, while the maximum maturity for wholesale notes is 1 year. Interest rates on the credit receivables vary depending on prevailing market interest rates and certain sales incentive programs offered by the Company. Although the Company has a diversified receivable portfolio, credit receivables have significant concentrations of credit risk in the agricultural business sector. At December 31, 1995, approximately 78% of the net credit receivables related to the financing of products sold by the Company's dealers and distributors to end users. Agricredit retains as collateral a security interest in the equipment financed.

     The allowance for credit losses was $12,814,000 at December 31, 1995. In addition, the Company had deposits withheld from dealers and manufacturers available for potential credit losses of $8,615,000 at December 31, 1995. An analysis of the allowance for credit losses is as follows (in thousands):

                                                               1995
                                                              -------
Balance, beginning of year..................................  $10,042
  Provision for credit losses...............................    4,279
  Charge-offs...............................................   (3,425)
  Recoveries................................................    1,918
                                                              -------
Balance, end of year........................................  $12,814
                                                              =======

  Long-Term Debt

     Prior to the Agricredit Joint Venture on November 1, 1996, Agricredit obtained funds from a separate $630,000,000 revolving credit facility (the "Agricredit Revolving Credit Agreement") to finance its credit receivable portfolio. In 1996, the terms of the Agricredit Revolving Credit Agreement were amended and restated to increase Agricredit's available borrowings from $545,000,000 to $630,000,000. Borrowings under the Agricredit Revolving Credit Agreement were based on the amount and quality of outstanding credit receivables and were generally issued with maturities matching anticipated credit receivable liquidations, and at December 31, 1995, the terms ranged from 1 to 31 months. Interest rates on the notes outstanding at December 31, 1995 ranged from 5.1% to 9.1%, with a weighted average interest rate of 6.8%. The Agricredit Revolving Credit Agreement contained certain financial covenants which Agricredit and the Company were required to maintain including a minimum specified net worth and, specifically for the Company, a ratio of debt to net worth, as defined. At December 31, 1995, $514,376,000 was outstanding under the Agricredit Revolving Credit Agreement and available borrowings were $24,986,000. On November 1, 1996, the Agricredit Revolving Credit Agreement was repaid and the Agricredit Joint Venture entered into a new credit agreement.

                       AGCO CORPORATION AND SUBSIDIARIES

5. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

     At December 31, 1996 and 1995, the Company's investments in unconsolidated affiliates primarily consisted of (i) a 49% investment in Massey Ferguson Finance, consisting of retail finance subsidiaries in the United Kingdom, France and Germany, which are owned by the Company and Rabobank, (ii) its 50% investment in Hay and Forage Industries ("HFI"), a joint venture with Case Corporation ("Case"), which designs and manufactures hay and forage equipment for distribution by the Company and Case, (iii) its 50% investment in a joint venture with Renault Agriculture S.A. ("GIMA"), which manufactures driveline assemblies for Massey Ferguson and Renault tractors, and (iv) certain other minority investments in farm equipment manufacturers and licensees. In addition, as a result of the Agricredit Joint Venture, investments in unconsolidated affiliates at December 31, 1996 included the Company's 49% equity investment in Agricredit.

     Investments in unconsolidated affiliates, accounted for under the equity method, as of December 31, 1996 and 1995 were as follows (in thousands):

                                                               1996      1995
                                                              -------   -------
Agricredit..................................................  $28,032   $    --
Massey Ferguson Finance.....................................   20,390    13,523
HFI.........................................................   12,029    12,029
GIMA........................................................    5,346     5,651
Other.......................................................   14,704    14,760
                                                              -------   -------
                                                              $80,501   $45,963
                                                              =======   =======

     The Company's equity in net earnings of unconsolidated affiliates for 1996, 1995, and 1994 were as follows (in thousands):

                                                               1996      1995     1994
                                                              -------   ------   ------
Agricredit..................................................  $10,384   $   --   $  566
Massey Ferguson Finance.....................................    4,400    3,459    1,370
Other.......................................................    2,940      999    1,279
                                                              -------   ------   ------
                                                              $17,724   $4,458   $3,215
                                                              =======   ======   ======

     Both HFI and GIMA sell their products to the joint venture partners at prices which result in them operating at or near breakeven on an annual basis. Equity in net earnings of unconsolidated affiliates for 1994 included the equity in net earnings of Agricredit prior to February 10, 1994, the date the remaining 50% interest was acquired by the Company (Note 2). The Company also has various minority interest investments which are accounted for under the cost method.

     Summarized financial information of Agricredit as of and for the year ended December 31,1996 is as follows (in thousands):

                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
Current assets..............................................   $ 220,699
Noncurrent assets...........................................     453,018
                                                               ---------
          Total assets......................................   $ 673,717
                                                               =========
Current liabilities.........................................   $ 533,362
Noncurrent liabilities......................................      83,147
Partners' equity............................................      57,208
                                                               ---------
          Total liabilities and partners' equity............   $ 673,717
                                                               =========

                       AGCO CORPORATION AND SUBSIDIARIES

                                                              FOR THE YEAR
                                                                 ENDED
                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
Interest and finance fees...................................    $69,507
Expenses....................................................     58,107
                                                                -------
Net income..................................................    $11,400
                                                                =======

     The Company's equity in net earnings of Agricredit for the year ended December 31, 1996 of $10,384,000 represents 100% of the net earnings of Agricredit prior to the completion of the Agricredit Joint Venture on November 1, 1996 and 49% of Agricredit's net earnings thereafter.

6. INCOME TAXES

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     The sources of income before income taxes, equity in net earnings of unconsolidated subsidiary and affiliates and extraordinary loss were as follows for the years ended December 31, 1996, 1995 and 1994 (in thousands):

                                                           1996       1995       1994
                                                         --------   --------   --------
United States..........................................  $ 31,904   $ 41,893   $ 50,404
Foreign................................................   139,725    148,688     51,305
                                                         --------   --------   --------
Income before income taxes, equity in net earnings of
  unconsolidated subsidiary and affiliates and
  extraordinary loss...................................  $171,629   $190,581   $101,709
                                                         ========   ========   ========

     The provision (benefit) for income taxes by location of the taxing jurisdiction for the years ended December 31, 1996, 1995 and 1994 consisted of the following (in thousands):

                                                            1996      1995       1994
                                                           -------   -------   --------
Current:
  United States:
     Federal.............................................  $ 9,715   $15,769   $ 23,123
     State...............................................      461     1,521      3,300
  Foreign................................................   29,690    15,692      3,925
                                                           -------   -------   --------
                                                            39,866    32,982     30,348
                                                           -------   -------   --------
Deferred:
  United States:
     Federal.............................................   (1,096)   (2,485)   (51,872)
     State...............................................       63       297     (4,498)
  Foreign................................................   21,130    35,103     15,412
                                                           -------   -------   --------
                                                            20,097    32,915    (40,958)
                                                           -------   -------   --------
  Provision (benefit) for income taxes...................  $59,963   $65,897   $(10,610)
                                                           =======   =======   ========

                       AGCO CORPORATION AND SUBSIDIARIES

     Certain foreign operations of the Company are subject to United States as well as foreign income tax regulations. Therefore, the preceding sources of income before income taxes by location and the provision (benefit) for income taxes by taxing jurisdiction are not directly related.

     A reconciliation of income taxes computed at the United States federal statutory income tax rate (35% in 1996, 1995 and 1994) to the provision (benefit) for income taxes reflected in the consolidated statements of income for the years ended December 31, 1996, 1995 and 1994 is as follows (in thousands):

                                                            1996      1995       1994
                                                           -------   -------   --------
Provision for income taxes at United States federal
  statutory rate.........................................  $60,070   $66,703   $ 35,598
State and local income taxes, net of federal income tax
  benefit................................................      341     1,182      2,145
Taxes on foreign income which differ from the United
  States statutory rate..................................     (818)   (1,246)       572
Reduction in valuation allowance.........................       --      (234)   (49,734)
Other....................................................      370      (508)       809
                                                           -------   -------   --------
                                                           $59,963   $65,897   $(10,610)
                                                           =======   =======   ========

     For the years ended December 31, 1996 and 1995, the Company's provision for income taxes approximated statutory rates. For the year ended December 31, 1994, the Company's United States current income tax provision was offset by the recognition of deferred income tax benefits through a reduction of a portion of the valuation allowance. In 1994, the reduction in the valuation allowance resulted in a United States net income tax benefit of $29,947,000, or $0.61 per common share on a fully diluted basis. The reduction in the valuation allowance was supported by the generation of taxable income in recent years and expectations for taxable income in future periods.

     For the years ended December 31, 1996 and 1995, the Company's foreign income tax provision primarily related to the Company's European operations acquired in the Massey Acquisition. The deferred income tax provision resulted from the realization of deferred tax assets acquired in the Massey Acquisition primarily consisting of net operating loss carryforwards.

                       AGCO CORPORATION AND SUBSIDIARIES

     The significant components of the net deferred tax assets at December 31, 1996 and 1995 were as follows (in thousands):

                                                                1996       1995
                                                              --------   --------
Deferred Tax Assets:
  Net operating loss carryforwards..........................  $ 63,199   $ 51,260
  Sales incentive discounts.................................    18,262     15,727
  Inventory valuation reserves..............................    11,093     11,327
  Postretirement benefits...................................     9,534      8,256
  Other.....................................................    48,600     41,488
  Valuation allowance.......................................   (63,664)   (42,109)
                                                              --------   --------
          Total deferred tax assets.........................    87,024     85,949
                                                              --------   --------
Deferred Tax Liabilities:
  Tax over book depreciation................................     2,857        145
  Tax over book amortization of goodwill....................     6,592      5,805
  Other.....................................................     5,391      5,590
                                                              --------   --------
          Total deferred tax liabilities....................    14,840     11,540
                                                              --------   --------
Net deferred tax assets.....................................    72,184     74,409
  Less: current portion.....................................   (48,084)   (51,214)
                                                              --------   --------
Noncurrent net deferred tax assets..........................  $ 24,100   $ 23,195
                                                              ========   ========

     As reflected in the preceding table, the Company established a valuation allowance of $63,664,000 and $42,109,000 for the years ended December 31, 1996 and 1995, respectively, due to the uncertainty regarding the realizability of certain deferred tax assets. Included in the valuation allowance at December 31, 1996 and 1995 was $12,702,000 and $27,778,000, respectively, of deferred tax assets primarily related to net operating loss carryforwards acquired in the Massey Acquisition which will reduce goodwill and values assigned to trademarks if realized. The increase in the valuation allowance in 1996 is primarily the result of the Company's valuation allowance for net operating loss carryforwards acquired in the Deutz Argentina Acquisition.

     The Company had United States net operating loss carryforwards of approximately $11,400,000 at December 31, 1996 which expire in years 2004 and 2005. The Company's United States net operating loss carryforwards are subject to an annual limitation of $1,280,000 to reduce income taxes in future years. The Company has foreign net operating loss carryforwards of $159,856,000, which are principally in France, Brazil and Argentina. The foreign net operating loss carryforwards have expiration dates as follows: 1997 -- $12,848,000, 1998 -- $3,692,000, 1999 -- $13,087,000, 2000 -- $30,834,000,
2001 -- $35,122,000, thereafter and unlimited -- $64,273,000.

     The Company paid income taxes of $23,120,000, $22,558,000 and $24,861,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

                       AGCO CORPORATION AND SUBSIDIARIES

7. LONG-TERM DEBT

     Long-term debt consisted of the following at December 31, 1996 and 1995 (in thousands):

                                                                1996       1995
                                                              --------   --------
Revolving Credit Facility-Equipment Operations..............  $317,439   $378,336
Senior Subordinated Notes...................................   247,957         --
Other Long-Term Debt........................................     1,659         --
                                                              --------   --------
  Total Long-Term Debt-Equipment Operations.................   567,055    378,336
  Total Long-Term Debt-Agricredit (Note 4)..................        --    514,376
                                                              --------   --------
          Total Long-Term Debt-Consolidated.................   567,055    892,712
          Less: current portion.............................        --   (361,376)
                                                              --------   --------
                                                              $567,055   $531,336
                                                              ========   ========

     In March 1996, the Company replaced its $550,000,000 secured revolving credit facility (the "June 1994 Credit Facility"), obtained in conjunction with the Massey Acquisition, with a five-year $650,000,000 unsecured revolving credit facility (the "March 1996 Credit Facility"). Aggregate borrowings outstanding under the March 1996 Credit Facility are subject to a borrowing base limitation and may not at any time exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Interest accrues on borrowings outstanding under the March 1996 Credit Facility primarily at LIBOR plus an applicable margin, as defined. At December 31, 1996, interest rates on the outstanding borrowings ranged from 6.2% to 8.3%, with a weighted average interest rate during 1996 of 6.3%. The March 1996 Credit Facility contains certain covenants, including covenants restricting the incurrence of indebtedness and the making of certain restrictive payments, including dividends. In addition, the Company must maintain certain financial covenants including, among others, a debt to capitalization ratio, an interest coverage ratio and a ratio of debt to cash flow, as defined. At December 31, 1996, $317,439,000 was outstanding under the March 1996 Credit Facility and available borrowings were $327,740,000.

     In March 1996, the Company issued $250,000,000 of 8 1/2% Senior Subordinated Notes due 2006 (the "Notes") at 99.139% of their principal amount. The Notes are unsecured obligations of the Company and are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2001 initially at 104.25% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount plus accrued interest, on or after March 15, 2003. The Notes include certain covenants, including covenants restricting the incurrence of indebtedness and the making of certain restrictive payments, including dividends. The net proceeds from the sale of the Notes were used to repay outstanding indebtedness under the Company's June 1994 Credit Facility.

     Prior to November 1, 1996, Agricredit obtained funds from the Agricredit Revolving Credit Agreement to finance its credit receivable portfolio (Note 4). In connection with the Agricredit Joint Venture, the Agricredit Revolving Credit Agreement was repaid and the Agricredit Joint Venture entered into a new credit agreement.

     At December 31, 1996, the aggregate scheduled maturities of long-term debt is primarily in year 2001 and thereafter. The scheduled maturities in years 1997 through 2000 are not material.

     Cash payments for interest were $54,066,000, $77,281,000 and $56,868,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company has arrangements with various banks to issue letters of credit or similar instruments which guarantee the Company's obligations for the purchase or sale of certain inventories and for potential claims exposure for insurance coverage. At December 31, 1996, outstanding letters of credit totaled $35,080,000, of

                       AGCO CORPORATION AND SUBSIDIARIES
which $4,821,000 was issued under the March 1996 Credit Facility. At December 31, 1995, outstanding letters of credit totaled $19,945,000, of which $9,525,000 was issued under the June 1994 Credit Facility.

8. CONVERTIBLE SUBORDINATED DEBENTURES

     In June 1995, the Company exchanged all of its outstanding 2,674,534 depositary shares (the "Exchange"), each representing 1/10 of a share of Convertible Preferred Stock (Note 11), into $66,848,000 of 6.5% Convertible Subordinated Debentures due 2008 (the "Convertible Subordinated Debentures"). The effect of this transaction resulted in a reduction to stockholders' equity and an increase to liabilities in the amount of $66,848,000. The Convertible Subordinated Debentures were convertible at any time at the option of the holder into shares of the Company's common stock at a conversion rate of 157.85 shares of common stock for each $1,000 principal amount of the debentures. In addition, on or after June 1, 1996, the Convertible Subordinated Debentures were redeemable at the option of the Company initially at an amount equivalent to $1,045.50 per $1,000 principal amount of the debentures and thereafter, at prices declining to an amount equivalent to the face amount of the debentures on or after June 1, 2003, plus all accrued and unpaid interest.

     In April 1996, the Company announced its election, effective June 1, 1996, to redeem all of its outstanding Convertible Subordinated Debentures. Prior to the execution of redemption, all of the outstanding Convertible Subordinated Debentures were converted into common stock.

9. EMPLOYEE BENEFIT PLANS

     The Company has defined benefit pension plans covering certain hourly and salaried employees in the United States and certain foreign countries. Under the United States plans, benefits under the salaried employees' plan are generally based upon participant earnings, while the hourly employees' benefits are determined by stated monthly benefit amounts for each year of credited service. The United States salaried employees' retirement plan was amended to freeze all future benefit accruals and participation after December 31, 1988, but to continue the plan provisions with respect to service accumulations toward achieving eligibility for, and vesting in, plan benefits. The Company also sponsors certain foreign defined benefit plans. These plans are principally in the United Kingdom (the "U.K. Plans") and provide pension benefits that are based on the employees' highest average eligible compensation. The Company's policy is to fund amounts to the defined benefit plans necessary to comply with the funding requirements as prescribed by the laws and regulations in each country where the plans are located.

     Net periodic pension cost for the United States plans for the years ended December 31, 1996, 1995 and 1994 included the following components (in thousands):

                                                             1996      1995      1994
                                                            -------   -------   -------
Service cost..............................................  $   571   $   480   $   590
Interest cost.............................................    2,732     2,633     2,482
Actual (return) loss on plan assets.......................   (4,592)   (4,629)      787
Net amortization and deferral.............................    2,439     2,941    (2,588)
                                                            -------   -------   -------
                                                            $ 1,150   $ 1,425   $ 1,271
                                                            =======   =======   =======

     The following assumptions were used to measure the projected benefit obligation for the United States plans at December 31, 1996, 1995 and 1994:

                                                              1996    1995    1994
                                                              ----    ----    ----
Discount rate to determine the projected benefit
  obligation................................................  7.50%   7.25%   8.75%
Expected long-term rate of return on plan assets used to
  determine net periodic pension cost.......................  8.00%   8.00%   8.00%

                       AGCO CORPORATION AND SUBSIDIARIES

     The following table sets forth the United States defined benefit plans' funded status at December 31, 1996 and 1995 (in thousands):

                                                            1996               1995
                                                      ----------------   ----------------
                                                      HOURLY    SALARY   HOURLY    SALARY
                                                      -------   ------   -------   ------
Actuarial present value of benefit obligation:
  Vested benefit obligation.........................  $30,764   $7,725   $28,997   $7,598
                                                      =======   ======   =======   ======
  Accumulated benefit obligation....................  $31,559   $7,875   $29,336   $7,764
                                                      =======   ======   =======   ======
Projected benefit obligation........................  $32,742   $7,875   $29,336   $7,833
Plan assets at fair value, primarily listed stock
  and U.S. bonds....................................   26,632    8,958    21,961    7,922
                                                      -------   ------   -------   ------
Projected benefit obligation (in excess of) less
  than plan assets..................................   (6,110)   1,083    (7,375)      89
Unrecognized net loss (gain)........................      334     (431)    2,619      487
Unrecognized prior service cost.....................    3,140       --     1,666       --
Adjustment required to recognize minimum
  liability.........................................   (2,291)      --    (4,285)      --
                                                      -------   ------   -------   ------
(Accrued) prepaid pension cost......................  $(4,927)  $  652   $(7,375)  $  576
                                                      =======   ======   =======   ======

     Net periodic pension cost for the U.K. Plans for the years ended December 31, 1996, 1995 and the period from the Massey Acquisition date (June 29,1994) to December 31, 1994 included the following components (in thousands):

                                                            1996       1995      1994
                                                          --------   --------   -------
Service cost............................................  $  4,665   $  3,319   $ 1,690
Interest cost...........................................    19,613     16,944     8,478
Actual return on plan assets............................   (33,353)   (29,752)   (5,127)
Net amortization and deferral...........................    10,418     10,110    (4,598)
                                                          --------   --------   -------
                                                          $  1,343   $    621   $   443
                                                          ========   ========   =======

     The following assumptions were used to measure the projected benefit obligation for the U.K. Plans:

                                                              1996    1995     1994
                                                              ----    -----    -----
Discount rate to determine the projected benefit
  obligation................................................  8.50%    8.75%    9.25%
Rate of increase in future compensation levels used to
  determine the projected benefit obligation................  5.00%    5.00%    5.50%
Expected long-term rate of return on plan assets used to
  determine net periodic pension cost.......................  9.75%   10.00%   10.50%

                       AGCO CORPORATION AND SUBSIDIARIES

     The following table sets forth the U.K. Plans' funded status at December 31, 1996 and 1995 (in thousands):

                                                                1996        1995
                                                              --------    --------
Actuarial present value of benefit obligation:
  Vested benefit obligation.................................  $245,057    $203,292
                                                              ========    ========
  Accumulated benefit obligation............................  $249,387    $206,890
                                                              ========    ========
Projected benefit obligation................................  $258,847    $214,753
Plan assets at fair value, primarily listed stock and
  bonds.....................................................   268,279     217,426
                                                              --------    --------
Projected benefit obligation less than plan assets..........     9,432       2,673
Unrecognized net loss.......................................     2,386       3,647
                                                              --------    --------
     Prepaid pension cost...................................  $ 11,818    $  6,320
                                                              ========    ========

     In addition to the U.K. Plans, the Company accrues pension costs relating to various pension plans in other foreign countries all of which are substantially funded.

     The Company maintains a separate defined contribution 401(k) savings plan covering certain salaried employees. Under the plan, the Company contributes a specified percentage of each eligible employee's compensation. The Company contributed $1,570,000 ,$1,301,000 and $1,272,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

10.  POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

     The Company provides certain postretirement health care and life insurance benefits for United States salaried and hourly employees and their eligible dependents who retire after attaining specified age and service requirements.

     Net periodic postretirement benefit cost for the years ended December 31, 1996, 1995 and 1994 included the following components (in thousands):

                                                               1996     1995     1994
                                                              ------   ------   ------
Service cost................................................  $  909   $  890   $1,008
Interest cost on accumulated postretirement benefit
  obligation................................................   1,263    1,287    1,178
Net amortization of transition obligation and prior service
  cost......................................................    (688)    (688)    (688)
Net amortization of unrecognized net gain...................    (403)    (495)    (482)
                                                              ------   ------   ------
                                                              $1,081   $  994   $1,016
                                                              ======   ======   ======

                       AGCO CORPORATION AND SUBSIDIARIES

     The following table sets forth the postretirement benefit plans' funded status at December 31, 1996 and 1995 (in thousands):

                                                            1996               1995
                                                      ----------------   ----------------
                                                      HOURLY    SALARY   HOURLY    SALARY
                                                      -------   ------   -------   ------
Accumulated postretirement benefit obligation:
  Retiree...........................................  $ 3,600   $1,328   $ 3,191   $  985
  Fully eligible active plan participants...........    2,224    1,262     1,521    1,213
  Other active participants.........................    8,434    1,786     9,552    2,058
                                                      -------   ------   -------   ------
                                                       14,258    4,376    14,264    4,256
Plan assets at fair value...........................       --       --        --       --
                                                      -------   ------   -------   ------
Accumulated postretirement benefit obligation in
  excess of plan assets.............................   14,258    4,376    14,264    4,256
Unrecognized prior service cost.....................    1,487       --     2,723       --
Unrecognized transition obligation..................       --     (429)       --     (456)
Unrecognized net gain...............................    4,015      738     2,541      233
                                                      -------   ------   -------   ------
                                                      $19,760   $4,685   $19,528   $4,033
                                                      =======   ======   =======   ======

     For measuring the expected postretirement benefit obligation, a 10.5% health care cost trend rate was assumed for 1996, decreasing 0.75% per year to 6% and remaining at that level thereafter. The weighted average discount rate used to determine the accumulated postretirement benefit obligation was 7.5% at December 31, 1996.

     Increasing the assumed health care cost trend rates by one percentage point each year and holding all other assumptions constant would increase the accumulated postretirement benefit obligation at December 31, 1996 by $1,736,000 and increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost by $229,000.

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of postemployment benefits for former or inactive employees after employment but before retirement. Adoption of this new standard did not have a material effect on the Company's financial position or operating results.

11. PREFERRED STOCK

     At December 31, 1996, the Company had 1,000,000 authorized shares of preferred stock with a par value of $0.01 per share. In May 1993, the Company completed an offering of 3,680,000 depositary shares, each representing 1/10 of a share of $16.25 Cumulative Convertible Exchangeable Preferred Stock (the "Convertible Preferred Stock") at $25.00 per depositary share (the "Convertible Preferred Stock Offering"). The net proceeds to the Company from the Convertible Preferred Stock Offering, after deducting the underwriters' discount and offering expenses, were $87,967,000. Dividends on the Convertible Preferred Stock were cumulative from the date of original issue and were payable quarterly at $1.625 per annum per depositary share. Shares of the Convertible Preferred Stock were convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price of $6.33. In June 1995, the Company exchanged all of its outstanding 2,674,534 depositary shares of Convertible Preferred Stock into $66,848,000 of Convertible Subordinated Debentures (Note 8).

     In April 1994, the Company designated 300,000 shares as Junior Cumulative Preferred Stock (the "Junior Preferred Stock") in connection with the adoption of a Stockholders' Rights Plan (the "Rights Plan" -- Note 12). No shares of Junior Preferred Stock have been issued.

                       AGCO CORPORATION AND SUBSIDIARIES

12. COMMON STOCK

     At December 31, 1996, the Company had 150,000,000 authorized shares of common stock with a par value of $0.01, with 57,260,151 shares of common stock outstanding, 1,228,728 shares reserved for issuance under the Company's 1991 Stock Option Plan (Note 13), 81,000 shares reserved for issuance under the Company's Nonemployee Director Stock Incentive Plan (Note 13) and 1,657,500 shares reserved for issuance under the Company's Long-Term Incentive Plan (Note
13).

     In April 1994, the Company adopted the Rights Plan. Under the terms of the Rights Plan, one-third of a preferred stock purchase right (a "Right") is attached to each outstanding share of the Company's common stock. The Rights Plan contains provisions that are designed to protect stockholders in the event of certain unsolicited attempts to acquire the Company. Under the terms of the Rights Plan, each Right entitles the holder to purchase one one-hundredth of a share of Junior Preferred Stock, par value of $0.01 per share, at an exercise price of $200 per share. The Rights are exercisable a specified number of days following (i) the acquisition by a person or group of persons of 20% or more of the Company's common stock or (ii) the commencement of a tender or exchange offer for 20% or more of the Company's common stock. In the event the Company is the surviving company in a merger with a person or group of persons that owns 20% or more of the Company's outstanding stock each Right will entitle the holder (other than such 20% stockholder) to receive, upon exercise, common stock of the Company having a value equal to two times the Right's exercise price. In addition, in the event the Company sells or transfers 50% or more of its assets or earning power, each Right will entitle the holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Right's exercise price. The Rights may be redeemed by the Company at $0.01 per Right prior to their expiration on April 27, 2004.

     On January 31, 1996, the Company effected a two-for-one stock split of the Company's outstanding common stock in the form of a stock dividend payable to stockholders of record on January 15, 1996. On December 15, 1994, the Company effected a three-for-two split of the Company's outstanding common stock in the form of a 50% stock dividend payable to stockholders of record on December 1, 1994. All references to common share and per share information and the weighted average number of common and common equivalent shares outstanding, with the exception of stock offering information, have been restated to reflect both stock splits.

13. STOCK PLANS

     In April 1995, the Company adopted a nonemployee director stock incentive plan (the "Director Plan"), and reserved 100,000 common shares for issuance under the Director Plan. At December 31, 1996, 19,000 shares have been awarded to plan participants. The awarded shares are earned in specified increments for each 15% increase in the average market value of the Company's common stock over the initial base price established under the plan. When an increment of the awarded shares is earned, the shares are issued to the participant in the form of restricted stock which vests at the earlier of 12 months after the specified performance period or upon departure from the board of directors. When the restricted shares are earned, a cash bonus equal to 40% of the value of the shares on the date the restricted stock award is earned is paid by the Company to satisfy a portion of the estimated income tax liability to be incurred by the participant. At December 31, 1996, 19,000 shares awarded under the Director Plan had been earned and 1,000 shares have vested.

     In April 1994 and subsequently amended in April 1996, the Company adopted a long-term incentive plan for executive officers (the "LTIP") and reserved 3,750,000 common shares for issuance under the LTIP. The awarded shares are earned in specified increments for each 20% increase in the average market value of the Company's common stock over the initial base price established under the plan. When an increment of the awarded shares is earned, the shares are issued to the participant in the form of restricted stock which generally carries a five year vesting period with one-third of each award vesting on the last day of the 36th,

                       AGCO CORPORATION AND SUBSIDIARIES

48th and 60th month, respectively, after each award is earned. When the restricted shares are vested, a cash bonus equal to 40% of the value of the vested shares on the date the restricted stock award is earned is paid by the Company to satisfy a portion of the estimated income tax liability to be incurred by the participant.

     At the time the awarded shares are earned, the market value of the stock is added to common stock and additional paid-in capital and an equal amount is deducted from stockholders' equity as unearned compensation. The LTIP unearned compensation and the amount of cash bonus to be paid when the awarded shares become vested are amortized to expense ratably over the vesting period. The Company recognized compensation expense associated with the LTIP of $25,757,000, $9,763,000 and $1,508,000 for the years ended December 31, 1996, 1995 and 1994, respectively, consisting of amortization of the stock award and the related cash bonus.

     Additional information regarding the LTIP for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                          1996        1995       1994
                                                        ---------   --------   ---------
Shares awarded but not earned at January 1............         --    891,000   1,620,000
Shares awarded, net of forfeitures ...................  2,070,000         --          --
Shares earned.........................................   (472,500)  (891,000)   (729,000)
                                                        ---------   --------   ---------
Shares awarded but not earned at December 31..........  1,597,500         --     891,000
Shares available for grant............................     60,000    180,000     180,000
                                                        ---------   --------   ---------
Total shares reserved.................................  1,657,500    180,000   1,071,000
                                                        =========   ========   =========
Shares vested.........................................    792,500         --          --
                                                        =========   ========   =========

     In September 1991 and subsequently amended in May 1993, the Company adopted a stock option plan (the "Option Plan") for officers, employees, directors and others and reserved 2,400,000 shares of common stock for distribution under the Option Plan. Options granted under the Option Plan may be either nonqualified or incentive stock options as determined by the board of directors. The stock option exercise price is determined by the board of directors except in the case of an incentive stock option for which the purchase price shall not be less than 100% of the fair market value at the date of grant. Each recipient of stock options is entitled to immediately exercise up to 20% of the options issued to such person, and an additional 20% of such options vest ratably over a four-year period and expire not later than ten years from the date of grant.

     Stock option transactions during the three years ended December 31, 1996 were as follows:

                                                   1996           1995           1994
                                                -----------   ------------   ------------
Options outstanding at January 1..............      899,190      1,198,400      1,043,722
Options granted...............................      229,720         20,000        508,650
Options exercised.............................     (312,292)      (292,312)      (345,872)
Options canceled..............................      (29,368)       (26,898)        (8,100)
                                                -----------   ------------   ------------
Options outstanding at December 31............      787,250        899,190      1,198,400
                                                ===========   ============   ============
Options available for grant at December 31....      441,478        641,830        634,938
                                                ===========   ============   ============
Option price ranges per share:
  Granted.....................................       $25.50   $14.69-18.25   $11.75-16.96
  Exercised...................................   1.52-25.50     1.52-18.25     1.52-14.63
  Canceled....................................  14.63-25.50     1.52-14.63      2.50-3.75
Weighted average option prices per share:
  Granted.....................................       $25.50         $16.47         $14.41
  Exercised...................................         5.58           4.43           2.14
  Canceled....................................        18.94          10.00           3.19
  Outstanding at December 31..................        14.14           8.43           7.35

     At December 31, 1996, the outstanding options had a weighted average remaining contractual life of approximately 7.9 years and there were 426,292 options currently exercisable with option prices ranging from $1.52 to $25.50 and with a weighted average exercise price of $9.67.

                       AGCO CORPORATION AND SUBSIDIARIES

     The Company accounts for the Director Plan, the LTIP, and the Option Plan under the provisions of APB No. 25. The following pro forma information is based on estimating the fair value of grants under the above plans based upon the provisions of SFAS No. 123. For the Option Plan, the fair value of each option granted in 1995 and 1996 has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 5.7%, expected life for the option plan of 7 years, expected dividend yield of 2.0%, and expected volatility of 35.0%. For the Director Plan and LTIP, the fair value of each award in 1995 and 1996 has been estimated using the Black-Scholes option pricing model with the same assumptions above for the risk free interest rate, expected dividend yield, and expected volatility. Under these assumptions for the Option Plan, the weighted average fair value of options granted in 1996 and 1995 was $12.22 and $8.52, respectively. Under these assumptions for the Director Plan and the LTIP, the weighted average fair value of awards granted in 1995 under the Director Plan, including the related cash bonus, was $22.22, and the weighted average fair value of awards granted in 1996 under the LTIP, including the related cash bonus, was $31.36. There were no awards under the Director Plan in 1996 or under the LTIP in 1995. The fair value of the grants and awards would be amortized over the vesting period for stock options and earned awards under the Director Plan and LTIP and over the performance period for unearned awards under the Director Plan and LTIP. Accordingly, the Company's pro forma net income and net income per common share assuming compensation cost was determined under SFAS No. 123 would have been the following (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
                                                               (IN THOUSANDS, EXCEPT
                                                                  PER SHARE DATA)
Net income..................................................    $123,928      $129,130
Net income per common share -- fully diluted................    $   2.17      $   2.30

     Because the SFAS No. 123 method of accounting has not been applied to grants and awards prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

14. COMMITMENTS AND CONTINGENCIES

     The Company leases land, buildings, machinery, equipment and furniture under various noncancelable operating lease agreements. At December 31, 1996, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

1997........................................................  $12,262
1998........................................................    9,023
1999........................................................    7,041
2000........................................................    4,784
2001........................................................    3,498
Thereafter..................................................   15,655
                                                              -------
                                                              $52,263
                                                              =======

     Total lease expense under noncancelable operating leases was $16,181,000, $15,069,000, and $7,250,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

     The Company is party to various claims and lawsuits arising in the normal course of business. It is the opinion of management, after consultation with legal counsel, that those claims and lawsuits, when resolved, will not have a material adverse effect on the financial position or results of operations of the Company.

                       AGCO CORPORATION AND SUBSIDIARIES

15. SEGMENT REPORTING

     The Company's operations consist of the following geographic segments as set forth below (in thousands):

                                                       YEAR ENDED DECEMBER 31, 1996
                                          -------------------------------------------------------
                                                                     WESTERN
                                            UNITED                 EUROPE AND
                                          STATES AND    SOUTH         OTHER
                                            CANADA     AMERICA    INTERNATIONAL   CONSOLIDATED(1)
                                          ----------   --------   -------------   ---------------
Revenues:
  Net sales to unaffiliated customers...    $850,015   $ 85,151    $1,382,320       $2,317,486
  Net sales between geographic
     segments...........................      38,548      2,898       149,331               --
                                            --------   --------    ----------       ----------
          Total revenues................    $888,563   $ 88,049    $1,531,651       $2,317,486
                                            ========   ========    ==========       ==========
Income from operations(2)...............    $ 46,777   $ (6,784)   $  166,256       $  206,191
                                            ========   ========    ==========       ==========
Identifiable assets.....................    $867,934   $404,291    $1,258,015       $2,116,531
                                            ========   ========    ==========       ==========

                                                        YEAR ENDED DECEMBER 31, 1995
                                                --------------------------------------------
                                                                WESTERN
                                                  UNITED      EUROPE AND
                                                STATES AND       OTHER
                                                  CANADA     INTERNATIONAL   CONSOLIDATED(1)
                                                ----------   -------------   ---------------
Revenues:
  Net sales to unaffiliated customers.........  $  807,499    $1,260,928       $2,068,427
  Net sales between geographic segments.......      20,218       203,882               --
                                                ----------    ----------       ----------
                                                   827,717     1,464,810        2,068,427
  Finance income..............................      56,621            --           56,621
                                                ----------    ----------       ----------
          Total revenues......................  $  884,338    $1,464,810       $2,125,048
                                                ==========    ==========       ==========
  Income from operations(2)...................  $   65,175    $  163,948       $  227,666
                                                ==========    ==========       ==========
  Identifiable assets.........................  $1,406,778    $  943,588       $2,162,915
                                                ==========    ==========       ==========

                                                        YEAR ENDED DECEMBER 31, 1994
                                                --------------------------------------------
                                                                WESTERN
                                                  UNITED      EUROPE AND
                                                STATES AND       OTHER
                                                  CANADA     INTERNATIONAL   CONSOLIDATED(1)
                                                ----------   -------------   ---------------
Revenues:
  Net sales to unaffiliated customers.........  $  770,661     $548,610        $1,319,271
  Net sales between geographic segments.......       1,276       61,930                --
                                                ----------     --------        ----------
                                                   771,937      610,540         1,319,271
  Finance income..............................      39,741           --            39,741
                                                ----------     --------        ----------
          Total revenues......................  $  811,678     $610,540        $1,359,012
                                                ==========     ========        ==========
  Income from operations(2)...................  $   81,736     $ 47,484        $  126,910
                                                ==========     ========        ==========
  Identifiable assets.........................  $1,192,788     $738,268        $1,823,294
                                                ==========     ========        ==========

---------------

(1) Consolidated information reflects the elimination of intersegment transactions. Intersegment sales are made at selling prices that are intended to reflect the market value of the products.
(2) Income from operations represents revenues less cost of goods sold, selling, general and administrative expenses, engineering expenses, nonrecurring expenses, interest expense for Agricredit for the years ended December 31, 1995 and 1994, and intangible asset amortization.

                       AGCO CORPORATION AND SUBSIDIARIES

     Net sales by customer location for the years ended December 31, 1996, 1995 and 1994 were as follows (in thousands):

                                                        1996         1995         1994
                                                     ----------   ----------   ----------
Net Sales:
  United States....................................  $  681,064   $  660,879   $  626,205
  Canada...........................................     153,773      134,458      130,316
  Europe...........................................   1,021,016      947,628      389,687
  Australia........................................      67,000       39,477       23,132
  Africa...........................................      80,643       71,672       44,053
  Asia.............................................     122,519      135,031       42,907
  Middle East......................................      72,473       41,203       34,846
  Mexico, Central America and Caribbean............      18,782       18,068       13,219
  South America....................................     100,216       20,011       14,906
                                                     ----------   ----------   ----------
                                                     $2,317,486   $2,068,427   $1,319,271
                                                     ==========   ==========   ==========

     Total export sales from the United States were $194,472,000 in 1996, $157,663,000 in 1995 and $138,540,000 in 1994 with the large majority of products sold in Canada. In 1996, the remaining sales to customers outside the United States were sourced from the Company's operations in Europe and Brazil. In 1995 and 1994, the remaining sales to customers outside the United States were sourced solely from the Company's operations in Europe.

16. SUBSEQUENT EVENTS

     On January 14, 1997, the Company replaced the March 1996 Credit Facility with a new revolving credit facility (the "January 1997 Credit Facility"), which initially provides for borrowings of up to $1.0 billion. In February 1997, the January 1997 Credit Facility was amended to allow for borrowings of up to $1.2 billion. Borrowings under the January 1997 Credit Facility may not exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Lending commitments under the January 1997 Credit Facility reduce to $1.1 billion on January 1, 1998 and $1.0 billion on January 1, 1999. If the Company consummates offerings of debt or capital stock prior to such dates, the proceeds of such offerings will be used to reduce the lending commitments, but not below $1.0 billion.

     On January 20, 1997, the Company acquired the operations of Xaver Fendt GmbH & Co. KG ("Fendt") for approximately $283,500,000 plus approximately $38,304,000 of assumed working capital debt (the "Fendt Acquisition"). The Fendt Acquisition was financed by borrowings under the Company's January 1997 Credit Facility. The transaction consists of the purchase of the outstanding stock of Fendt and its interests in other subsidiaries. Fendt's primary business is the manufacture and sale of tractors through a network of independent agricultural cooperatives, dealers and distributors in Germany and throughout Europe and Australia.

     On January 22, 1997, the Company filed a registration statement with the Securities and Exchange Commission for the sale of 4,500,000 shares of its common stock (the "Offering"). The Company intends to use the proceeds from the Offering to reduce a portion of the borrowings outstanding under the January 1997 Credit Facility and expects the transaction to be completed in March 1997.

             ======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
                 PROSPECTUS
Prospectus Summary....................    3
Risk Factors..........................    8
Price Range of Common Stock and
  Dividends...........................   10
Use of Proceeds.......................   10
Capitalization........................   11
Selected Historical Financial Data....   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   28
Management............................   34
Selling Stockholder...................   35
Description of Capital Stock..........   35
Certain United States Federal Tax
  Considerations for Non-United States
  Holders.............................   37
Underwriting..........................   40
Legal Matters.........................   42
Independent Auditors..................   42
Available Information.................   43
Incorporation of Certain Documents by
  Reference...........................   43
Index to Consolidated Financial
  Statements..........................  F-1

             ======================================================
             ======================================================

                                4,700,000 SHARES

                                  [AGCO LOGO]

                                AGCO CORPORATION

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------
                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MORGAN STANLEY & CO.
                                 INCORPORATED
                                MARCH 3, 1997
             ======================================================